                                                Filed Pursuant To Rule 424(b)(3)
                                            Registration Statement No. 333-26729

PROSPECTUS


                                  $125,000,000



                               KEY PLASTICS, INC.


                                OFFER TO EXCHANGE

              10 1/4% SENIOR SUBORDINATED NOTES DUE 2007, SERIES B
                               FOR ALL OUTSTANDING
                   10 1/4% SENIOR SUBORDINATED NOTES DUE 2007

                               THE EXCHANGE OFFER
                  WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME
                       ON AUGUST 8, 1997, UNLESS EXTENDED

               ---------------------------------------------------

                           THE NOTES ARE GUARANTEED BY
                         KEY PLASTICS INTERNATIONAL LLC
                           KEY PLASTICS AUTOMOTIVE LLC
                           KEY PLASTICS TECHNOLOGY LLC
                              KEY MEXICO A, L.L.C.
                              KEY MEXICO B, L.L.C.
               ---------------------------------------------------


         Key Plastics, Inc., a Michigan company (the "Company"), hereby offers upon the terms and subject to conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal," together with the Prospectus, the "Exchange Offer"), to exchange up to an aggregate principal amount of $125,000,000 of its 10 1/4% Senior Subordinated Notes due 2007, Series B (the "Series B Notes") for up to an aggregate principal amount of $125,000,000 of its outstanding 10 1/4% Senior Subordinated Notes Due 2007 (the "Series A Notes"). The terms of the Series B Notes are substantially identical in all material respects to those of the Series A Notes, except for certain transfer restrictions, registration rights and liquidated damages relating to the Senior A Notes. The Series B will be issued pursuant to, and entitled to the benefit of, the Indenture (as defined herein) governing the Series A Notes. The Series B Notes and the Series A Notes are sometimes referred to collectively as the "Notes". Interest on the Series B Notes will accrue from the date of issuance thereof and will be payable semi-annually on March 15 and September 15 of each year commencing September 15, 1997.

         The Series B Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the date of redemption. In addition, in the event that the Company consummates a public offering of its Common Stock on or before March 15, 2000, the Company may redeem up to 35% of the originally issued principal amount of Series B Notes at a redemption price of 109 1/4% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption; provided that at least 65% of the originally issued principal amount of Notes remain outstanding immediately after the occurrence of such redemption. Upon the occurrence of a Change of Control (as defined), the Company will be required, subject to certain conditions, to make an offer to purchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. See "Description of Notes."

         The Series B Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined), including all borrowings of the Company and its subsidiaries under the Senior Credit Facility (as defined). The Notes will be guaranteed on a senior subordinated basis by the Guarantors (as defined herein). As of March 31, 1997, the Company and its Subsidiaries (as defined) had $64.0 million of Senior Debt outstanding. See "Description of Certain Indebtedness -- Senior Credit Facility" and "Description of Notes."

         SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS WHICH HOLDERS OF THE SERIES A NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

         THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR INADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Company will accept for exchange of any and all Series A Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on August 8, 1997, unless extended by the Company in its sole discretion (the "Expiration Date"). The Expiration Date will not in any event be extended to a date later than August 22, 1997. Tenders of Series A Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Series A Notes with respect to the Exchange Offer, the Company will promptly return the Series A Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Series A Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Series A Notes may be tendered only in integral multiples of $1,000.

         The Series B Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated March 24, 1997 (the "Registration Rights Agreement") by and among the Company, the Guarantors (as defined herein) and Lehman Brothers, Inc. and First Chicago Capital Markets, Inc., as the initial purchasers (the "Initial Purchasers"), with respect to the initial sale of the Series A Notes. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") contained in certain no- action requests from third parties unrelated to the Company, the Series B Notes issued pursuant to the Exchange Offer in exchange for Series A Notes may be offered for resale, resold and otherwise transferred by respective holder thereof (other than any such holder which is an "affiliate") of the Company within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended (the "Securities Act"), provided that the Series B Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such Series B Notes and is not engaged in and does not intend to engage in a distribution of the Series B Notes. Each broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the Series B Notes received in exchange for Series A Notes if such Series B Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 365 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." EXCEPT AS DESCRIBED IN THIS PARAGRAPH, THIS PROSPECTUS MAY NOT BE USED FOR AN OFFER TO RESELL, RESALE OR OTHER TRANSFER OF NOTES.

         Prior to the Exchange Offer, there has been no public market for the Series B Notes. The Series A Notes are not, and the Series B Notes are not expected to be, listed on any securities exchange or authorized for trading on The Nasdaq Stock Market. There can be no assurances as to the liquidity of any markets that may develop for the Series B Notes, the ability of holders to sell the Series B Notes, or the price at which holders would be able to sell the Series B Notes. Future trading prices of the Series B Notes will depend on many factors, including among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the Series B Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the Series B Notes, if such market develops, will not be subject to similar disruptions. The Initial Purchasers have advised the Company that they currently intend to make a market in the Series B Notes offered hereby. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice.

         The Series A Notes were initially purchased by accredited investors and "qualified institutional buyers" (as such term is defined in Rule 144A under the Securities Act) and by certain persons who are not U.S. Persons (as such term is defined in Regulation S under the Securities Act). The Series A Notes were initially represented only in book-entry form and in the form of global notes in fully registered form (the "Global Series A Notes"), registered in the name of a nominee of The Depository Trust Company ("DTC"), as depositary. The Series B Notes exchanged for Series A Notes represented by the Global Series A Notes will be represented by global notes in fully registered form (the "Global Series B Notes") registered in the name of the nominee of DTC. The Global Series B Notes will be exchangeable for Series B Notes in registered form, denominations of $1,000 and integral multiples thereof as set forth in the Indenture. The Series B Notes in global form will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such Series B Notes will therefore settle in immediately available funds. See "Description of Notes -- Book-Entry; Delivery and Form."

         The Company will not receive any proceeds from the Exchange Offer. See "Use of Proceeds." The Company has agreed to pay the expenses incident to the Exchange Offer.


         The date of this Prospectus is July 7, 1997.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Company and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is subject to the informational requirements of Section 15 of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Periodic reports and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Website (http://www.sec.gov) that also contains such reports and other information filed by the Company.

         In addition, the Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any Notes remain outstanding, it will furnish to the holders of the Notes and, to the extent permitted by applicable law or regulation, file with the Commission
(i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company was required to file such Forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereof by the Company's independent certified public accountants and (ii) all reports that would be required to be filed on Form 8-K if it were required to file such reports. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes, in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered a copy of any and all of the information that has been incorporated by referenced in this Prospectus (not including exhibits to the information incorporated by reference into the information that the Prospectus incorporates) upon written or oral request to Mark Abbo, Secretary, Key Plastics, Inc., 21333 Haggerty Road, Novi, Michigan 48375, telephone: (810) 449-6100. In order to ensure timely delivery of the documents, any request should be made by August 1, 1997 (five business days prior to the Expiration Date).

         The following documents heretofore filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, excluding the financial statements included therein.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         All reports and other documents filed by the Company pursuant to Sections 15(d) of the Exchange Act after the date of this Prospectus and prior to the Expiration Date, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constituted a part of this Registration Statement.




                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained or incorporated by reference in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "expects," and words of similar import, constitutes "forward- looking statements" within the meaning of the Private Securities Reform Act of 1995. Such statements include all discussions concerning anticipated future revenues or sales. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially difference from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the size and growth of the automobile market or the plastic automobile component market; consumer demand for the particular models or lines that use the Company's parts; the size, timing and mix of purchases of the Company's products; new product development and introduction; existing government regulations and change sin, or the failure to comply with, government regulations; adverse publicity; dependence upon OEMs (as defined); liability and other claims asserted against the Company; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; product recalls; warranty costs; the ability to attract and retain qualified personnel; the ability to protect technology; the ability to realize planned cost savings in its acquisitions; the use of proceeds from the Offering; retention of earnings; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under the captions "Risk Factors," "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Holders should carefully consider the information set forth under the heading "Risk Factors" and elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                   THE COMPANY

         Key Plastics, Inc. (the "Company") was formed in January 1986 to acquire the plastics manufacturing operations of Key International Manufacturing, Inc., which operations had been involved in plastics manufacturing for over 20 years. In 1995, the Company established operations in Chihuahua, Chihuahua, Mexico.

         In May 1996, the Company, through its subsidiary Key Plastics, U.K., acquired substantially all of those assets and the business of Clearplas, a U.K. plastic parts supplier (the "Clearplas Acquisition"). In addition, in November 1996, the Company acquired control of Materias Plastics, S.A. ("MaP"), a Portuguese plastic parts supplier (the "MaP Acquisition"), by acquiring 38% of its voting stock with an option to acquire the remaining voting stock. The Clearplas Acquisition and the MaP Acquisition enabled the Company to establish a European manufacturing presence as a part of its globalization strategy, to leverage its engineering and manufacturing expertise and to enhance its existing customer relationships. In March 1997, the Company acquired the assets of three manufacturing facilities of Aeroquip, a division of TRINOVA Corporation (the "Aeroquip Acquisition").

         The Company is a global supplier of highly engineered plastic components and assemblies to automotive original equipment manufacturers and Tier I suppliers. The Company believes it is the largest independent supplier of plastic door handle assemblies, decorative bezels and pressurized bottles in North America for the automotive industry. Other products manufactured by the Company include interior trim components, precision molded parts, instrument cluster components, electrical connector covers, air louvers, speaker grilles and underhood functional components.

         The Company provides the automotive industry with comprehensive plastics manufacturing capabilities, including design and engineering, high-precision injection molding, automated manufacturing and assembly, plastic painting and material and product testing. The Company operates its world headquarters and technical center, thirteen manufacturing and three paint facilities in North America and two facilities in Europe with painting and manufacturing capabilities. The Company also has extensive tool making capabilities and designs and builds approximately one-third of the tooling used in the manufacturing of its principal products.

         Management believes that the Company has achieved its current leadership position and is well positioned to benefit from emerging trends in the global automotive markets as a result of several key competitive strengths, including: (i) demonstrated technological expertise and innovation in developing highly engineered systems and components; (ii) strong relationships with major OEMs; (iii) an emphasis on quality management; (iv) the ability to supply its customers globally; and (v) state of the art equipment and facilities.

         Since 1992, the Company has invested over $93.8 million to upgrade its existing facilities and to acquire and build new facilities. Since that time, the Company has established its world headquarters and technical center, has constructed a new paint facility in Hartford City, Indiana, has brought on line four molding facilities in Grand Rapids, Michigan, York, Pennsylvania, South Bend, Indiana and Chihuahua, Mexico, has acquired the assets and business of Clearplas and has acquired control of MaP.

         The Company is privately owned by management and employees. Since its incorporation in 1986, the Company has elected to be taxed as a corporation under Subchapter S (a "Subchapter S corporation") of the Internal Revenue Code of 1986, as amended (the "Code"). The Company has made, and intends to continue to make, distributions to its shareholders to pay their income tax obligations as a result of the Company's status as a Subchapter S corporation.

         The principal executive offices of the Company are located at 21333 Haggerty Road, Novi, Michigan, 48375 and its telephone number is (810) 449-6100.

                                BUSINESS STRATEGY

     The automotive industry is currently characterized by a number of factors which affect the Company and its business strategy. These factors include (i) OEMs' demand for suppliers with efficient, comprehensive research and development, design and manufacturing capabilities, (ii) consolidation of suppliers as a result of increasing OEM demands, and (iii) the globalization of the OEM supplier base. As a result of these factors, suppliers must (i) continually demonstrate the ability to satisfy, in cost efficient ways, the OEMs' design and manufacturing demands and (ii) establish international positions which can effectively supply and service the OEMs.

     The Company seeks to maintain its leadership position in the industry and maximize its revenues and net income by employing its operating strategy, which has the following principal components.

     Focus on Highly Engineered, Value-added Products. The Company believes highly engineered, value-added components are typically more difficult for a customer to produce in-house or a competitor to replicate due to the substantial investment required in specialized engineering, design and manufacturing capabilities. Management believes such products have strong worldwide growth potential and high margins. Further, the Company capitalizes on the specialized design and manufacturing expertise it has developed for one customer by marketing such expertise across its customer base.

     Emphasize Quality Management. Among the most important factors in maintaining preferred supplier status with OEMs is product quality. The Company has a strong quality assurance program and has made substantial investments in technology to monitor and improve quality. Included among these investments are CAD/CAM equipment, statistical process control systems, failure mode and effect systems, process-controlled molding machines and automated assembly equipment. In addition, the Company has material and product test laboratories that monitor product reliability and which are accredited by its major OEM customers.

     Provide Comprehensive Manufacturing and Engineering Capabilities while Improving Cost Competitiveness. In response to increasingly rigorous OEM purchasing and manufacturing policies, the Company has developed comprehensive plastics manufacturing capabilities, including design and engineering, automated manufacturing and assembly, painting and materials and product testing, prototype production and tooling. In addition to requiring comprehensive manufacturing capabilities, OEMs are demanding market-driven pricing and long-term productivity commitments, which demands are forcing suppliers to eliminate waste and optimize productivity. The Company has invested in and successfully implemented lean manufacturing methodologies, including the use of cell-based manufacturing and automation through state of the art "poke-yoked" (fail safed) devices which have made significant contributions to the Company's product quality and have assisted in the reduction of labor costs and work-in-progress inventory.

     Establish a Global Position. The Company has acquired strategic positions in Europe in order to serve its customers on a global basis. Several OEMs have announced certain models designed for the world automobile market. As a result, certain domestic and European OEMs have encouraged their existing suppliers to establish foreign production support for World Car programs.

     Enhance Tier I Relationships. The OEMs continue to give more responsibility for total program management to large Tier I suppliers. These suppliers are evaluating the available supply of parts and whether the manufacturers who are currently supplying them are qualified. As Tier I suppliers shift to more qualified automotive parts manufacturers, the Company believes that it is well positioned to take advantage of such change.

     Make Selected Acquisitions. In recent years, OEMs have instituted policies which have resulted in the consolidation of the automotive supplier industry. Through strategic acquisitions, the Company believes it can leverage off of its existing engineering and manufacturing capabilities, quality focus and relationships with its customers by adding complementary product lines and achieving greater economies of scale.

                              THE EXCHANGE OFFER


The Series B Notes...............................         The forms and terms of the Series B Notes are substantially identical in all material respects to the terms of the Series A
                                                          Notes for which they may be exchanged pursuant to the
                                                          Exchange Offer, except for certain transfer restrictions and registration rights relating to the Senior Notes and except for certain liquidated damages provisions relating to the
                                                          Senior Notes described below under "Terms of Series B
                                                          Notes."

The Exchange Offer...............................         The Company is offering to exchange up to $125,000,000
                                                          aggregate principal amount of 10 1/4% Senior Subordinated
                                                          Notes due 2007, Series B (the "Series B Notes") for up  to
                                                          $125,000,000 aggregate principal amount of its outstanding
                                                          10 1/4% Senior Subordinated Notes due 2007 (the "Series A
                                                          Notes").  Series A Notes may be exchanged only in integral multiples of $1,000.

Expiration Date; Withdrawal of Tender............         The Exchange Offer will expire at 5:00 p.m., New York
                                                          City time, on August 8, 1997 or such later date and time to which it is extended by the Company.  The tender of Series
                                                          A Notes pursuant to the Exchange Offer may be withdrawn
                                                          at any time prior to the Expiration Date.  Any Series A
                                                          Notes not accepted for exchange for any reason will be
                                                          returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.



                           TERMS OF SERIES B NOTES

     The Exchange Offer applies to up to $125.0 million aggregate principal amount of the Company's Series B Notes. The Series B Notes will be obligations of the Company evidencing the same debt as the Series A Notes and will be entitled to the benefits of the same Indenture. To the extent that any Series A Notes remain outstanding after the Exchange Offer, the Series A Notes will rank pari passu in right of payment with the Series B Notes. See "Description of Notes." The form and terms of the Series B Notes are the same as the form and terms of the Series A in all material respect except that the Series B Notes have been registered under the Securities Act and hence do not include certain rights to registration thereunder and do not contain transfer restrictions or terms with respect to liquidated damages applicable to the Series A Notes. See "Description of Notes."

Securities Offered...............................         $125 million aggregate principal amount of 10 1/4% Senior
                                                          Subordinated Notes, Series B (the "Series B Notes").

Maturity Date....................................         March 15, 2007.

Interest Payment Dates...........................         March 15 and September 15, commencing September 15,
                                                          1997.

Mandatory Redemption.............................         None.

Optional Redemption..............................         The Series B Notes will be redeemable at the option of the
                                                          Company, in whole or in part, at any time on or after March
                                                          15, 2002, at the redemption prices set forth herein, plus
                                                          accrued and unpaid interest and Liquidated Damages (as
                                                          defined), if any, to the date of redemption.  In addition, in the event that the Company consummates a public offering of its Common
                                                          Stock on or before March 15, 2000, the Company may redeem up to 35% of the originally issued principal amount of Series B Notes at a redemption price of 109 1/4% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption;
                                                          provided that at least 65% of the originally issued principal amount of
                                                          Series B Notes remain outstanding immediately after the occurrence of such redemption. See "Description of Notes -- Optional Redemption."

Change of Control................................         Upon the occurrence of a Change of Control (as defined),
                                                          the Company will be required, subject to certain conditions, to make an offer to purchase the Series B Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase.  See "Description of Notes -- Repurchase at Option of Holders -- Change of Control."

Ranking..........................................         The Series B Notes will be general unsecured obligations of the Company, subordinated in right of payment to all
                                                          existing and future Senior Debt (as defined), including all borrowings of the Company and its subsidiaries under the
                                                          Senior Credit Facility.  As of March 31, 1997, the Company
                                                          and its Subsidiaries (as defined) had $64.0 million Senior
                                                          Debt outstanding.  See "Description of Certain Indebtedness
                                                          -- Senior Credit Facility."  The indenture pursuant to which the Series B Notes will be issued (the "Indenture") will
                                                          permit the Company to incur additional Senior Debt, subject to certain limitations.  See "Description of Notes."

Guarantees.......................................         The Series B Notes will be jointly and severally guaranteed on a senior subordinated basis by all current Subsidiaries other than Foreign Restricted Subsidiaries (as defined).  As of the date hereof, MaP, Key Plastics U.K. and Clearplas
                                                          Ltd. will be Unrestricted Subsidiaries (as defined), and will not be required to issue a Subsidiary Guarantee (as defined)
                                                          with respect to the Notes.  The Company will be able to
                                                          designate other current or future subsidiaries to be
                                                          Unrestricted Subsidiaries under certain  circumstances.
                                                          Unrestricted Subsidiaries will not be required to issue a
                                                          Subsidiary Guarantee with respect to the Notes and will not be subject to many of the restrictive covenants set forth in the Indenture.  See "Description of Notes -- Certain
                                                          Covenants" and "--Certain  Definitions."

Certain Covenants................................         The Indenture contains certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to (i) incur additional Indebtedness (as defined)
                                                          and issue Disqualified Stock (as defined) and Preferred
                                                          Stock (as defined) of Subsidiaries, (ii) pay dividends or
                                                          make other distributions, repurchase Equity Interests (as
                                                          defined) or subordinated Indebtedness or make certain
                                                          investments, (iii) create certain liens, (iv) enter into certain transactions with affiliates, (v) sell assets of the Company or certain of its subsidiaries or (vi) enter into certain mergers and consolidations. In addition, under certain circumstances, the Company will be required to offer to purchase the Series B Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, with the proceeds of certain Asset Sales (as defined). See "Description of
                                                          Notes -- Certain Covenants -- Repurchase at Option of Holders -- Asset
                                                          Sales."

Exchange Offer, Registration Rights,
Liquidated Damages...............................         Pursuant to a Registration Rights Agreement (the
                                                          "Registration Rights Agreement") by and among the
                                                          Company, the Guarantors and the Initial Purchasers, the
                                                          Company agreed to file a registration statement (the
                                                          "Exchange Offer Registration Statement") with respect to
                                                          an offer to exchange the Notes for a new issue of debt
                                                          securities of the Company (the "New Notes") registered
                                                          under the Securities Act with terms substantially identical to those of the Notes.  If (i) the Exchange Offer is not
                                                          permitted by applicable law or (ii) any holder of Transfer
                                                          Restricted Securities (as defined) notifies the Company that
                                                          (A) it is prohibited by law or policy of the Securities and
                                                          Exchange Commission (the "Commission") from
                                                          participating in the Exchange Offer, (B) it may not resell the
                                                          New Notes acquired by it in the Exchange Offer to the
                                                          public without delivering a prospectus and the prospectus
                                                          contained in the Exchange Offer Registration Statement is
                                                          not appropriate or available for such resales or (C) it is a broker-dealer and holds Notes acquired directly from the
                                                          Company or an affiliate of the Company, the Company will
                                                          be required to provide a shelf registration statement (the
                                                          "Shelf Registration Statement"), to cover resales of the
                                                          Notes by the holders thereof.  If the Company fails to satisfy these registration obligations, it may be required to pay
                                                          Liquidated Damages ("Liquidated Damages") to the holders
                                                          of the Notes under certain circumstances.  See "Description of Notes -- Registration Rights; Liquidated Damages."

Conditions to the Exchange Offer.................         The Exchange Offer is subject to certain customary
                                                          conditions, including, the institution of any action or
                                                          proceeding which might materially impair the ability of the
                                                          Company to proceed with the Exchange Offer, changes in
                                                          statutory or other law which could impair the Company's
                                                          ability to proceed with the Exchange Offer or the failure to obtain a governmental approval which the Company may
                                                          deem necessary to consummate the Exchange Offer.  Such
                                                          conditions may be waived by the Company.  See "The
                                                          Exchange Offer - Certain Conditions to the Exchange
                                                          Offer."

Procedures for Tendering Series A Notes..........         Each holder of Series A Notes wishing to accept the
                                                          Exchange Offer must complete, sign and date the Letter of
                                                          Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or


                                                          otherwise deliver such Letter of Transmittal, or such facsimile, together with such Series A Notes and any other required
                                                          documentation to the Exchange Agent (as defined) at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things,
                                                          (i) any Series B Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the Series
                                                          B Notes and (iii) it is not an "affiliate," as defined in Rule
                                                          405 of the Securities Act, of the Company.

Special Procedures for Beneficial Owners.........         Any beneficial owner whose Series A Notes are registered
                                                          in the name of a broker, dealer, commercial bank, trust
                                                          company or other nominee and who wishes to tender such
                                                          Series A Notes in the Exchange Offer should contact such
                                                          registered holder promptly and instruct such registered to tender on such beneficial owner's behalf.  If such beneficial owner wishes to tender on such owner's own behalf, such
                                                          owner must, prior to completing and executing the Letter of transmittal and delivering his Series A Notes, either make appropriate arrangements to register ownership of the Series
                                                          A Notes in such owner's name or obtain a properly
                                                          completed bond power from the registered holder.  The
                                                          transfer of registered ownership may take considerable time and may not be completed prior to the Expiration Date.

Guaranteed Delivery Procedures...................         Holders of Notes who wish to tender their Series A Notes
                                                          and whose Series A Notes are not immediately available or
                                                          who cannot deliver their Series A Notes, the Letter of
                                                          Transmittal or any other documents required by the Letter
                                                          of Transmittal to the Exchange Agent, prior to the
                                                          Expiration Date, must tender their Senior Notes according
                                                          to the guaranteed delivery procedures set forth in "The
                                                          Exchange Offer -- Guaranteed Delivery Procedures."

Certain Federal Income Tax Considerations........         For a discussion of certain federal income tax
                                                          considerations relating to the exchange of the Series B
                                                          Notes for the Series A Notes, see "Certain Federal Income
                                                          Tax Considerations."

Exchange Agent...................................         Marine Midland Bank is the Exchange Agent.  The address
                                                          and telephone number of the Exchange Agent are set forth
                                                          in "The Exchange Offer -- Exchange Agent."


RISK FACTORS.....................................         FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
                                                          CONSIDERED BY HOLDERS OF THE SERIES A NOTES IN
                                                          CONNECTION WITH THE EXCHANGE OFFER,  SEE "RISK FACTORS."


                                  RISK FACTORS

     An investment in the Series B Notes involves a high degree of risk. In connection with the Exchange Offer, prospective investors should carefully consider the following risk factors in addition to the other information set forth elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve known and unknown risks, uncertainties and other factors including, without limitation, those set forth in the following Risk Factors and elsewhere in this Prospectus that may cause the actual results of the Company to be materially different from the results expressed or implied in such forward-looking statements.

SIGNIFICANT LEVERAGE AND ABILITY TO SERVICE OUTSTANDING DEBT

     The Company has, and, upon consummation of the Exchange Offer, will continue to have, indebtedness which is substantial in relation to its shareholders' deficit, as well as interest and debt service requirements which are significant compared to its cash flow from operations. As of March 31, 1997, the Company had indebtedness consisting of $149.9 million in long term notes, $24.9 million of 14% Series Notes due 1999 and $33.0 million under the Senior Credit Facility. The level of the Company's indebtedness could have important consequences, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions and general corporate or other purposes may be limited; (iii) certain of the Company's borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (iv) the Company will be subject to a variety of restrictive covenants, the failure to comply with which could result in events of default that, if not cured or waived, could restrict the Company's ability to make payments of principal, interest and liquidated damages, if any, on its indebtedness.

     The Company's ability to pay interest, and to satisfy its obligations under the Notes will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond its control. The Company anticipates that its operating cash flow, together with available borrowings under its Credit Agreement (the "Senior Credit Facility") dated March 24, 1997 will be sufficient to meet its operating expenses, to service interest requirements on its debt obligations as they become due and to implement its business strategy. There can be no assurance, however, that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness, to make anticipated capital expenditures or to implement its business strategy. The Company may be required to refinance portions of its indebtedness at or prior to maturity. No assurance can be given that, if required, the Company will be able to refinance such indebtedness on terms acceptable to it, if at all. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms acceptable to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

RESTRICTIONS IN DEBT INSTRUMENTS ON COMPANY'S OPERATIONS

     The Indenture contains certain restrictive covenants which will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and acquisitions. The Senior Credit Facility contains similar and more restrictive covenants and also requires the Company to meet certain financial ratios and tests. These covenants may significantly limit the operating and financial flexibility of the Company and may limit its ability to respond to changes in its business or competitive activities. The ability of the Company to comply with such provisions may be affected by events beyond its control. In the event of any default under the Senior Credit Facility, the lenders thereunder could elect to declare all amounts borrowed under the Senior Credit Facility, together with accrued interest, to be due and payable. If the Company were unable to repay such borrowings, the lenders thereunder could proceed against the collateral securing the Senior Credit Facility, which consists of substantially all of the assets of the Company. If the indebtedness under the Senior Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness and the Notes in full. See "Description of Certain Indebtedness--Senior Credit Facility."

SUBORDINATION AND COMPANY STRUCTURE

     The Notes are unsecured and subordinated in right of payment to all Senior Debt (as defined in the Indenture) of the Company, including, borrowings under the Senior Credit Facility. Further, the Senior Credit Facility is secured by liens on substantially all of the assets of the Company. In the event of the bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt, including borrowings under the Senior Credit Facility, has been paid in full and sufficient assets may not remain to pay amounts due on any or all of the Notes then outstanding. In certain circumstances, provisions of the Senior Debt could prohibit payments of amounts due to holder of the Notes. See "Description of Notes--Subordination." Subject to certain limitations, the Company, from time to time, may incur additional Senior Debt, including secured indebtedness, which secured indebtedness will effectively rank senior to the Notes to the extent of the value of the assets securing such indebtedness. See "Description of Notes--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock of Subsidiaries."

     The Indenture requires that all domestic subsidiaries become guarantors of the Notes unless such subsidiaries are Unrestricted Subsidiaries (as defined in the Indenture). None of the Company's foreign subsidiaries are required to become guarantors of the Notes. As of June 30, 1997, Key Plastics International LLC, Key Plastics Automotive LLC, Key Plastics Technology, LLC, Key Mexico A, L.L.C. and Key Mexico B, L.L.C. are Guarantors. Any right of the holders of the Notes to participate in the assets of an international subsidiary of the Company upon any liquidation or reorganization of such subsidiary will be subject to the prior claims of such subsidiary's creditors, including trade creditors. Accordingly, the Notes will be structurally subordinated to all liabilities, including trade payables, of the international subsidiaries of the Company with respect to the assets of such subsidiaries. The Company's Mexican subsidiary will be a restricted subsidiary for purposes of the Indenture. The Indenture limits the ability of the Company's subsidiaries which are not guarantors to borrow money.

     Three of the Company's subsidiaries, MaP, Key Plastics U.K. and Clearplas Ltd., will be Unrestricted Subsidiaries for purposes of the Indenture and, therefore, will not be subject to the restrictive covenants which will be contained in the Indenture. The Company derived approximately 13.6 % of its fiscal year 1996 net sales, from these subsidiaries. Accordingly, the Company will be able to incur additional indebtedness at the Unrestricted Subsidiary level, which could have a material adverse effect on the cash flow, if any, to the Company. In addition, under certain circumstances, the Company may be able to designate current and future subsidiaries as Unrestricted Subsidiaries.

INTERNATIONAL OPERATIONS

     The Company derived approximately 13.6 % of its fiscal year 1996 net sales, from its operations in the United Kingdom and Portugal. The Company's international operations are subject to risks inherent in international business activities, including, in particular, compliance with a variety of foreign laws and regulations, unexpected changes in regulatory requirements, overlap of different tax structures, foreign currency exchange rate fluctuations and general economic conditions.

     The Company prices its products in the United Kingdom and Portugal in the currency of the country in which the product is sold and, in the United States and Mexico, in United States dollars. To the extent that prices are in the currency of the country in which the products are sold, the prices of such products in dollars will vary as the value of the dollar fluctuates against such currencies. There can be no assurance that there will not be increases in the value of the dollar against such currencies that will reduce the dollar return to the Company on the sale of its products in such countries. The Company is presently engaged in limited currency hedging transactions in Mexico, involving the purchase of Mexican pesos to make local payments. There can be no assurance that such hedging transactions will protect the Company against losses in the event of fluctuations in the value of the dollar.

THE OEM SUPPLIER INDUSTRY

     The Company competes in the global automotive original equipment manufacturer supplier industry. The OEM supplier industry is highly cyclical and, in large part, dependent upon the overall strength of consumer demand for light trucks and passenger cars. There can be no assurance that the automotive industry for which the Company supplies components and systems will not experience downturns in the future. An economic recession typically impacts substantially leveraged companies such as the Company more than similarly situated companies with less leverage. A decrease in overall consumer demand for light trucks or passenger cars could have a material adverse effect on the Company's financial condition and results of operations.

     The automotive industry is characterized by a small number of OEM customers that are able to exert considerable pressure on component and system suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. In the past, OEMs have generally demanded and received price reductions and measurable increases in quality by implementing competitive selection processes, rating programs and various other arrangements. Also, through increased partnering on platform work, OEMs have generally required component and system suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Although the Company historically has regained the loss caused by price reductions to the OEMs through cost reduction initiatives and assistance from the OEMs, there can be no assurance that future price reductions, increased quality standards or additional engineering capabilities required by OEMs will not have a material adverse effect on the financial condition or results of operations of the Company.

     Many of the Company's OEM customers and their Tier I suppliers are unionized. Work stoppages and slow downs experienced by OEMs and their Tier I suppliers, as a result of labor disputes, could have a material adverse effect on the Company's financial condition or results of operations.

RAW MATERIALS

     The principal raw materials used by the Company are engineered plastic resins such as nylon, polypropylene and ABS, all of which are available from several suppliers, except that the customer generally specifies a single supplier to be used by the Company in connection with a specific program. The Company has no reason to believe that there will not be an ample supply of its raw materials for the reasonably foreseeable future, but the Company cannot make any prediction as to the future price of such raw materials. The Company is generally not able to pass on to its customers any increase in raw material costs; however, the Company, in the past two years, has not experienced any significant increases in the prices of its raw materials as result of the consolidation of procurement and supply of raw materials. A substantial interruption in the Company's supply of plastic resins, or a material increase in the price thereof, could have a material adverse effect on the Company's financial condition or results of operation.

RELIANCE ON PRINCIPAL CUSTOMERS

     The Company's direct sales to its principal customers, Ford Automotive Operations ("Ford"), Chrysler Corporation ("Chrysler") and General Motors Corporation ("GM"), accounted for approximately 58.4%, 9.2% and 8.2%, respectively, of the Company's consolidated net sales in fiscal year 1996. If sales to such OEMs' Tier 1 suppliers are included, the Company's sales to Ford, Chrysler and GM accounted for 63.9%, 11.9% and 9.1%, respectively, of the Company's consolidated net sales in fiscal year 1996. Although the Company has ongoing supply relationships with its principal customers, and is considered by Ford and Chrysler to be a preferred supplier of door handles and pressurized bottles, there can be no assurance that sales to Ford, Chrysler and GM will continue at the same level. Furthermore, continuation of these relationships is dependent upon the customers' satisfaction with the price, quality and delivery of the Company's products. In addition, the Company's agreements to produce parts are fixed to specific models or product lines of its customers. Accordingly, the Company's business, and estimates for future business, are dependent upon consumer demand for the specific models and product lines that incorporate the Company's parts. The Company's arrangements with its OEMs are typically in the form of purchase orders that may be canceled by the OEMs. However, the Company believes that cancellation of purchase orders is rare, due, in part, to the OEM production interruption likely to be caused by changing suppliers. While management believes the Company's relationships with its customers are mutually satisfactory, if any of these customers were to reduce substantially or discontinue their purchases from the Company, the financial condition and results of operations of the Company would be materially adversely affected. See "Business-Customers, Marketing and Engineering Support."

COMPETITION

     The Company operates in an industry which is highly competitive. The Company competes on the basis of quality, cost, timely delivery and customer service and, increasingly, on the basis of design and engineering capability, painting capability, new product innovation and product testing capability. There can be no assurance that the Company's products will continue to compete successfully with the products of competitors, including the automotive OEMs themselves, many of which are significantly larger and have greater financial and other resources than the Company. Management believes that the Company's experience in design engineering and its ability to control manufacturing and development costs should allow the Company's product prices to remain competitive. However, there can be no assurance that the Company will be able to improve or maintain its profit margins on sales to OEM customers. See "Business-Competition."

UNCERTAINTY OF FUTURE ACQUISITIONS; INTEGRATION OF ACQUIRED COMPANIES AND POTENTIAL EFFECT OF ACQUISITIONS

     In fiscal 1996, the Company completed the MaP Acquisition and the Clearplas Acquisition, and, in the first quarter of 1997, completed the Aeroquip Acquisition. Further, the Company has designated a portion of availability under its Senior Credit Facility for use by the Company to make future acquisitions. There can no assurance that the Company will be able to locate and acquire additional businesses to enable it to so utilize that portion of the Senior Credit Facility. To the extent that any future acquisitions require the incurrence or assumption of additional indebtedness, a waiver of certain covenants in its new Indenture or an amendment of the Senior Credit Facility may be required. There can be no assurance that any acquisition will be permissible under these loan agreements or that waivers of any such covenants could be obtained. See "Description of Notes--Certain Covenants."

     In certain instances, a consummated acquisition may adversely affect the Company's financial condition and reported results, depending on many factors, including capital requirements and the accounting treatment of such acquisitions. There can be no assurance that recent acquisitions, or future acquisitions, if completed, will perform as expected, will not result in significant unexpected liabilities or will contribute significant revenues or profits to the Company. Further, integration of the acquired businesses is subject to numerous contingencies, some of which are beyond management's control. Accordingly, no assurance can be given that the Company will be able to successfully integrate any business it acquires. Further, as the Company continues to grow, the increasing size of its operations will place additional demands on existing management resources, which will require the Company to effectively redeploy such resources and, at times, to hire new personnel. If the Company is unable to manage growth effectively, the Company's financial condition or operating results could be materially adversely affected.

CONTROL BY PRINCIPAL SHAREHOLDERS

     Joel D. Tauber, George Mars and David C. Benoit, directors and shareholders of the Company (the "Shareholders"), hold beneficially 67.4% of the outstanding capital stock of the Company. Circumstances may occur in which the interests of the Shareholders could be in conflict with the interests of the holders of the Notes. For example, if the Company encounters financial difficulties or is unable to pay certain of its debts as they mature, the interests of the Shareholders might conflict with those of the holders of the Company's indebtedness. In addition, the Shareholders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the Company's indebtedness.

CHANGE OF CONTROL

     The Indenture provides that, upon the occurrence of a Change of Control (as defined in the Indenture), the Company will be required to make an offer to purchase all of the Senior Subordinated Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages thereon, if any, to the date of purchase. Such a Change of Control constitutes an event of default under the Senior Credit Facility. Accordingly, if a Change of Control were to occur, the subordination provisions contained in the Indenture could prohibit the Company from satisfying its obligation to repurchase the Senior Subordinated Notes until all Senior Debt (as defined in Indenture), including all indebtedness under the Senior Credit Facility, is repaid. There can be no assurance that the Company would have adequate financial resources to repay all of its obligations under the Senior

Subordinated Notes upon the occurrence of a Change of Control. See "Description of Notes--Repurchase at the Option of Holders--Change of Control."

FRAUDULENT CONVEYANCE

     The incurrence by the Company or the Guarantors of indebtedness, such as the Series B Notes or the Subsidiary Guarantees (as defined in the Indenture), as applicable, may be subject to review under relevant state and federal fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company or the Guarantors. Under these laws, if a court were to find that, after giving effect to the issuance of the Series B Notes or the Subsidiary Grantees, as the case may be, and the application of the net proceeds therefrom, either (a) the Company or any Guarantor incurred such indebtedness with the intent of hindering, delaying or defrauding creditors or (b) the Company or any Guarantor received less than reasonably equivalent value or consideration for incurring such indebtedness and (i) was insolvent or was rendered insolvent by reason of such transaction, (ii) was engaged in a business or transaction for which the property remaining with the Company or any Guarantor constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured, such court may subordinate such indebtedness to presently existing and future indebtedness of the Company or any Guarantor, as the case may be, avoid the issuance of such indebtedness and direct repayment of any amounts paid thereunder to the Company's or the Guarantor's creditors, as the case may be, or take other action detrimental to the holders of the Series B Notes and the Subsidiary Guarantees.

     The definition of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all of its liabilities, including contingent liabilities, were greater than the value of all of its property at a fair valuation, or if the present saleable value of the debtor's assets were less than the amount required to repay its probable liabilities on its debt, including contingent liabilities as they become absolute and matured. There can be no assurance as to what standard a court would apply in order to determine solvency.

     The Company and the guarantors believe that they will receive reasonably equivalent value at the time the indebtedness under the Notes and the Subsidiary Guarantees is incurred. In addition, neither the Company nor the Guarantors believe, that after giving effect to the offering of Senior Subordinated Notes and the application of the net proceeds therefrom, they (i) were or will be insolvent or rendered insolvent, (ii) were or will be engaged in a business or transaction for which their respective remaining property constituted unreasonably small capital or (iii) intend or intended to incur, or would incur debts beyond their respective ability to pay such debts as they mature. There can be no assurance, however, that a court determining the merits of these issues would reach the same conclusion.

ENVIRONMENTAL MATTERS

     The Company and its operations are subject to comprehensive and frequently changing federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing emissions of air pollutants, discharges of waste and storm water, and the disposal of hazardous wastes. The Company is also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at the properties it owns or operates and at other properties where the Company or predecessors have arranged for the disposal of hazardous substances. As a result, the Company is involved, from time to time, in administrative and judicial proceedings and inquiries relating to environmental matters. The Ohio Environmental Protection Agency has raised questions about the air permit status of the Company's facility in Montpelier, Ohio. The Company expects to resolve these questions without making significant financial expenditures, although there can be no assurance thereof. The Company does not believe there are any other pending investigations at the Company's plants or sites relating to environmental matters. However, there can be no assurance that the Company will not be involved in other such proceedings in the future and that the aggregate amount of future clean-up costs and other environmental liabilities will not be material.

     Federal, state and local governments could enact laws or regulations concerning environmental matters that increase the cost of producing, or otherwise adversely affect the demand for, the Company's products. The Company cannot predict the environmental liabilities that may result from legislation or regulations adopted in the future. Nor can the Company predict how existing or future laws and regulations will be administered or interpreted or what environmental conditions may be found to exist. The enactment of more stringent laws or regulations or stricter interpretation of existing laws and regulations could require additional expenditures by the Company, some of which could be material.

CONSEQUENCES OF FAILURE TO EXCHANGE; POSSIBLE ADVERSE EFFECT ON TRADING MARKET FOR SERIES A NOTES

     Holders of Series A Notes who do not exchange their Series A Notes for Series B Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Series A Notes as set forth in the legend thereon as a consequence of the issuance of the Series A Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Series A Notes may not be offered or sold unless registered under the Securities Act and applicable state laws, or pursuant to an exemption therefrom. Subject to the obligation by the Company to file a shelf registration statement covering resales of Series A Notes in certain limited circumstances, the Company does not intend to register the Series A Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so. In addition, any holder of Series A Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Series B Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Additionally, as a result of the Exchange Offer, it is expected that a substantial decrease in the aggregate principal amount of Series A Notes outstanding will occur. As a result, it is unlikely that a liquid trading market will exist for the Series A Notes at any time. This lack of liquidity will make transactions more difficult and may reduce the trading price of the Series A Notes. See "The Exchange Offer" and "Description Notes - Registration Rights; Liquidated Damages."

ABSENCE OF PUBLIC MARKET

     The Series B Notes will constitute a new class of securities with no established trading market. The Company does not intend to list the Series B Noes on any national securities exchange or to seek the admission thereof to trading in The Nasdaq Stock Market's National Market. The Company has been advised by the Initial Purchasers that the Initial Purchasers currently intend to make a market in the Series B Notes. They are not obligated to do so, however, and any market-making activities with respect to the Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the Exchange Offer and the pendency of any Shelf Registration Statement. See "Description of Notes -- Registration Rights; Liquidated Damages." Accordingly, no assurance can be given that an active public or other market will develop for the Series B Notes or as to the liquidity of the trading market for the Series B Notes.

     If the trading market does not develop or is not maintained, holders of the Series B Notes may experience difficulty in reselling the Series B Notes or may be unable to sell them at all. If a market for the Series B Notes does develop, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of such Series B Notes will depend upon many factors, including, among other things, prevailing interest rates, the Company's financial condition and results of operations, and the market for similar notes. Depending upon those and other factors, the Series B Notes may trade at a discount from their principal amount. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the Series B Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the Series B Notes.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         Pursuant to the Registration Rights Agreement, the Company agreed (i) to file a registration statement with respect to a registered offer to exchange the Series A Notes for the Series B Notes, which will have with terms substantially identical in all material respects to the Series A Notes (except that the Series B Notes will not contain terms with respect to transfer restrictions) within 45 days after the date of original issuance of the Series A Notes and (ii) to use reasonable best efforts to cause such registration statement to become effective under the Securities Act at the earliest possible time but in any event no later than 105 days after the filing with the Commission. In the event that applicable law or interpretations of the staff of the Commission do not permit the Company to file the registration statement containing this Prospectus or to effect the Exchange Offer, or if certain holders of the Series A Notes notify the Company that they are prohibited by law or Commission policy from participating in the Exchange Offer, or subject to certain other restrictions the Company will use its reasonable best efforts to cause to become effective the shelf registration statement with respect to the resale of the Series A Notes and to keep the shelf registration statement effective until the earlier of three years following the date of original issue and such time as all the Series A Notes have been sold thereunder or are otherwise not restricted securities. See "Description of Notes--Registration Rights, Liquidated Damages."

         Each holder of the Series A Notes who wishes to exchange such Series A Notes for Series B Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the Series B Notes, and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company. See "Description of Notes--Registration Rights."

RESALE OF SERIES B NOTES

         Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that, except as described below, Series B Notes issued pursuant to the Exchange Offer in exchange for Series A Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Series B Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Series B Notes. Any holder who tenders in the Exchange Offer with the intention or for the purpose of participating in a distribution of the Series B Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing the information required by the Securities Act. This Prospectus may be used for an offer to resell, resale or other retransfer of Series B Notes only as specifically set forth herein. Each broker-dealer that receives Series B Notes for its own account in exchange for Series A Notes, where such Series A Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept for exchange any and all Series A Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Series B Notes in exchange for each $1,000 principal amount of outstanding Series A Notes surrendered pursuant to the Exchange Offer. Series A Notes may be tendered only in integral multiples of $1,000.

         The form and terms of the Series B Notes will be the substantially identical in all material respects to as the form and terms of the Series A Notes except the Series B Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The Series B Notes will evidence the same debt as the Series A

Notes. The Series B Notes will be issued under and entitled to the benefits of the Indenture, which also authorized the issuance of the Series A Notes, such that both series will be treated as a single class of debt securities under the Indenture.

         The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Series A Notes being tendered for exchange.

         As of the date of this Prospectus, $125,000,000 aggregate principal amount of the Series A Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Series A Notes. There will be no fixed record date for determining registered holders of Series A Notes entitled to participate in the Exchange Offer.

         The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Series A Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture and the Registration Rights Agreement.

         The Company shall be deemed to have accepted for exchange properly tendered Series A Notes when, as and if, the Company shall have given written notice thereof to the Exchange Agent and complied with the provisions of the Registration Rights Agreement. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Series B Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Series A Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions specified below under "-- Certain Conditions to the Exchange Offer."

         Holders who tender Series A Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Series A Notes pursuant to the Exchange Offer. The Company will pay all charges and expense, other than certain applicable taxes described below, in connection with the Exchange Offer. See "The Exchange Offer -- Fees and Expenses."

EXPIRATION DATE, EXTENSIONS; AMENDMENTS

         The term "Expiration Date," shall mean 5:00 p.m., New York City time on August 8, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

         In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by written notice, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, and will mail to the registered holders of Series A Notes an announcement thereof.

         The Company reserves the right, in its sole discretion, (i) to delay accepting for exchange any Series A Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "The Exchange Offer -- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or
(ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice thereof to the registered holders of Series A Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Series A Notes of such amendment and the Company will extend the Exchange Offer as necessary to provide the holders with a period of five to ten business days, after such amendment, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

         Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any Series B Notes for, any Series A Notes, and may terminate the Exchange offer as provided herein before the acceptance of any Series A Notes for exchange, if.

                  (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's reasonable judgment, might ht materially impair the ability of the Company to proceed with the Exchange Offer, or

                  (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's reasonable judgment, might materially impair the ability of the Company to proceed with the Exchange Offer, or

                  (c) any governmental approval has not been obtained, which approval the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

         The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Series A Notes, by giving written notice of such extension to the holders thereof. During any such extensions, all Series A Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Series A Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

         The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept (for exchange any Series A Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified above under "-- Certain Conditions to the Exchange Offer." The Company will give written notice of any extension, amendment, non-acceptance or termination to the holders of the Series A Notes as promptly as practicable, such notice in the case of any extension to be issued no later 'than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

         In addition, the Company will not accept for exchange any Series A Notes tendered, and no Series B Notes will be issued in exchange for any such Series A Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939 (the "TIA").

PROCEDURES FOR TENDERING

         Only a holder of Series A Notes may tender such Series A Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) Series A Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of book-entry transfer (a "Book-Entry Confirmation") of such Series A Notes, if such procedure is available, into the Exchange Agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "The Exchange Offer -- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

         The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         THE METHOD OF DELIVERY OF SERIES A NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR SERIES A NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPEC TIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

         Any beneficial owner whose Series A Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder of Series A Notes to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Series A Notes, either make appropriate arrangements to register ownership of the Series A Notes in such owner's name or obtain a properly completed bond power from the registered holder of Series A Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

         Signatures on a Letter of Transmittal or a notice of withdrawal described below, as the case be, must be guaranteed by an Eligible Institution (as defined below) unless the Series A Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

         If the Letter of Transmittal is signed by a person other than the registered holder of any Series A Notes listed therein, such Series A Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Series A Notes with the signature thereon guaranteed by an Eligible Institution.

         If the Letter of Transmittal or any Series A Notes or bond powers are signed by trustees, executors, administrators, guardians, attorney-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Series A Notes and withdrawal of tendered Series A Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Series A Notes not properly tendered or any Series A Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Series A Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Series A Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Series A Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Series A Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Series A Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         In all cases, issuance of Series B Notes for Series A Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of Notes or a timely Book-Entry Confirmation of such Series A Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Series A Notes are not accepted for exchange for any reason set forth in the terms and conditions of the Exchange Offer or if Series A Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non- exchanged Series A Notes will be returned without expense to the tendering holder thereof (or, in the case of Series A Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

         The Exchange Agent will make a request to establish an account with respect to the Series A Notes at the Book- Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Series A Notes by causing the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Notes may be effected through book-entry at the Book- Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "The Exchange Offer - Exchange Agent" on or prior to the Expiration Date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

         Holders who wish to tender their Series A Notes and (i) whose Series A Notes are not immediately available or (h) who cannot deliver their Series A Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

                  (a)      The tender is made through an Eligible Institution;

                  (b) Prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the registered number(s) of such Series A Notes and the principal amount of Series A Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three (3) New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the Series A Notes or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

                  (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as all tendered Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three (3) New York Stock Exchange trading days after the Expiration Date.

         Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Series A Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

         Except as otherwise provided herein, tenders of Series A Notes may be drawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

         For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Series A Notes to be withdrawn, identify the Series A Notes to be withdrawn (including the principal amount of such Series A Notes), and (where certificates for Series A Notes have been transmitted) specify the name in which such Series A Notes were registered, if different from that of the withdrawing holder. If certificates for Series A Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Series A Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Series A Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Series A Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Series A Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Series A Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Series A Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Series A Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Series A Notes may be retendered by following one of the procedures described under "Procedures for Tendering Series A Notes" above at any time on or prior to the Expiration Date.

EXCHANGE AGENT

         Marine Midland Bank has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, request for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

By Mail, Overnight Courier or Hand Delivery:              By Facsimile:

             Marine Midland Bank                       Marine Midland Bank
                140 Broadway                        Attention: Paulette Shaw
          New York, New York 10004                       (212) 659-2292
          Attention: Paulette Shaw              (For Eligible Institutions Only)

FEES AND EXPENSES

         The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telephone, telephone or in person by officers and of the Company and its affiliates.

         The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

         The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $99,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, and related fees and expenses.

         The Company will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer. If, however, certificates representing Series A Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the holder of Notes tendered, or if tendered Notes are registered in the name of any person other than signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

TRANSFER TAXES

         Holders who tender their Series A Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register Series B Notes in the name of, or request that Series A Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

         Holders of Series A Notes who do not exchange their Series A Notes for Series B Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Series A Notes, as set forth in the legend thereon as a consequence of the issuance of the Series A Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Series A Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Series A Notes under the Securities Act. Based on interpretations by the staff of the Commission, Series B Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Series B Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with respect to the distribution of the Series B Notes to be acquired pursuant to the Exchange Offer. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the Series B Notes (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Series B Notes may not be offered or sold unless they have been registered or complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Series B Notes for offer or sale under the securities or blue sky laws of such jurisdictions as are necessary to consummate the Exchange Offer.

                                 USE OF PROCEEDS

USE OF PROCEEDS OF SERIES B NOTES

         This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Series B Notes offered hereby. In consideration for issuing the Series B Notes as contemplated in the Prospectus, the Company will receive, in exchange, Series A Notes in like principal amount. The form terms of the Series B Notes are substantially identical in all material respects to the form and terms of the Series A Notes, except as otherwise described herein under "The Exchange Offer--Terms of Exchange Offer." The Series A Notes surrendered in exchange for the Series B Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Series B Notes will not result any increase in the outstanding debt of the Company.

USE OF PROCEEDS OF SERIES A NOTES

         The Company used the net proceeds, together of the offering of the Series A Notes, together with borrowings under the Senior Credit Facility, (i) to repurchase a portion of its 14% Series Notes due 1999, (ii) to repay indebtedness under its prior credit facility, (iii) to repay certain other obligations, (iv) to repay certain obligations to its shareholders and (v) for general corporate purposes.



                                 CAPITALIZATION

         The following table set forth the capitalization of the Company at March 31, 1997, on a historical basis, and of the Company, on an as adjusted basis, giving effect to the Exchange Offer. The historical and as adjusted data should be read in conjunction with the historical consolidated financial statements of the Company included elsewhere herein.

                                                                             AS OF MARCH 31, 1997
                                                                        -------------------------------
                                                                        HISTORICAL          AS ADJUSTED
                                                                        ----------          -----------
                                                                                (IN THOUSANDS)

Cash............................................................        $    1,966            $    1,867
                                                                        ==========            ==========
Long-term debt, including current portion:
   Senior Credit Facility.......................................            32,969                32,969
  14% Series A Notes due 1999...................................            24,865                24,865
  10-1/4% Senior Subordinated Notes due 2007....................           125,000                    --
  10-1/4% Senior Subordinated Notes due 2007, Series B..........                --               125,000
  Other Debt....................................................            15,001                15,001
                                                                        ----------              --------

     Total Debt.................................................           197,835               197,835
                                                                        ----------              --------

Shareholders' equity (deficit)(a)...............................           (17,863)              (17,863)

Total capitalization............................................        $  179,972             $ 179,972
                                                                        ==========             =========

--------------

(a) Shareholders' deficit results primarily from a distribution in 1988 to the Company's shareholders of approximately $57 million as a dividend and a repurchase of stock held by persons who were not employees of the Company at the time offset by the Company's cumulative net income, dividends and other capital transactions.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth selected historical consolidated financial data of Key Plastics, Inc. for the five year period ended December 31, 1996 and the three months ended March 31, 1997. The selected consolidated financial data for such fiscal years were derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for each of the three years in the period ended December 31, 1996 are included elsewhere in this Prospectus together with the report thereon of Coopers & Lybrand, L.L.P., independent accountants. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company presented elsewhere in this Prospectus.




                                                                                                                        QUARTER
                                                                    YEAR ENDED DECEMBER 31,                               ENDED
                                                        ---------------------------------------------------------         MARCH
                                                        1992          1993       1994(a)      1995(a)      1996(b)     31, 1997
                                                                                                                       --------
                                                                                 (DOLLARS IN THOUSANDS)             (UNAUDITED)


INCOME STATEMENT DATA:
      Net sales ..................................   $ 119,600    $ 149,658    $ 194,112    $ 179,251    $ 217,087    $  66,742
      Cost of sales ..............................      95,646      120,902     1 58,052      141,707      177,635       54,125
                                                      --------     --------     --------     --------     --------     --------
         Gross profit ............................      23,954       28,756       36,060       37,544       39,452       12,617
      Selling, general and administrative
         expenses ................................       9,721       10,362       13,955       15,531       16,532        6,367
      Amortization ...............................       1,841          899          784          641          658          195
                                                      --------     --------     --------     --------     --------     --------
         Operating income ........................      12,392       17,495       21,321       21,372       22,262        6,055
      Interest expense ...........................      10,553       11,575       12,752       14,292       15,211        4,978
      Extraordinary item-loss on early retirement
         of debt (c) .............................       5,840           --           --           --           --        5,471
      Cumulative effect of accounting change (d) .         354           --           --           --           --           --
                                                      --------     --------     --------     --------     --------     --------
         Net income ..............................    $ (4,355)    $  5,920     $  8,569     $  7,080     $  7,051     ($ 4,244)
                                                      ========     ========     ========     ========     ========     ========

      Ratio of earnings to fixed charges (e) .....          --          1.5x         1.6x         1.5x         1.4x         1.3x

   OTHER FINANCIAL DATA:

      EBITDA (f) .................................   $  18,370    $  23,305    $  27,588    $  28,984    $  32,095    $   9,278
      Depreciation and amortization ..............       5,978        5,810        6,267        7,612        9,833        3,223
      Capital expenditures:
         Acquisitions of property, plant and
             equipment, net ......................       6,911       16,816       16,819       14,047       16,738        3,241
         Property, plant and equipment from
             acquired business ...................          --           --           --           --       23,109       10,300

   BALANCE SHEET DATA:

      Total assets ...............................   $  74,625    $  96,556    $ 121,853    $ 126,900    $ 193,204    $ 230,444
      Total debt .................................      92,748      102,859      111,060      119,640      149,062      197,835
      Long-term debt .............................      87,168       85,818      103,522      102,467      84,5781       92,132
      Total shareholders' equity (deficit) (g) ...     (42,504)     (29,841)     (23,427)     (20,875)     (15,563)     (17,863)

---------------

(a) The Company's financial statements for the years ended December 31, 1994 and 1995 have been restated to reflect errors in previously reported amounts. See Note 11 of Notes to Consolidated Financial Statements.

(b) The income statement data and other financial data for 1996 reflect the results of the Clearplas Acquisition as of May 1, 1996 and the MaP Acquisition as of November 1, 1996.

(c) Reflects a non-cash charge representing unamortized original issue discount on certain subordinated notes of the Company which were retired in 1992 at their fair value.

(d) Reflects the adoption of the requirements of Statement of Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

(e) For purposes of this computation, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness plus that portion of lease rental expense representative of the interest factor. The Company's earnings were insufficient to cover fixed charges for the fiscal year ended December 31, 1992 by approximately $4.4 million. Net income for 1992 includes a $5.8 million non-cash extraordinary loss item which reflects unamortized original issue discount on certain subordinated notes of the Company which were retired at their face value.

(f) EBITDA is defined as operating income plus depreciation and amortization. EBITDA is presented because it is widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(g) Shareholders' deficit results primarily from a distribution in 1988 to the Company's shareholders of approximately $57 million as a dividend and a repurchase of stock held by persons who were not employees of the Company at such time, partially offset by the Company's cumulative net income, dividends and other capital transactions.

                                    BUSINESS

THE COMPANY

         The Company is a global supplier of highly engineered plastic components and assemblies to automotive original equipment manufacturers and Tier I suppliers. The Company believes it is the largest independent supplier of plastic door handle assemblies, decorative bezels and pressurized bottles in North America for the automotive industry. Other products manufactured by the Company include interior trim components, precision molded parts, instrument cluster components, electrical connector covers, air louvers, speaker grilles and underhood functional components.

         The Company provides the automotive industry with comprehensive plastics manufacturing capabilities, including design and engineering, high-precision injection molding, automated manufacturing and assembly, plastic painting and material and product testing. The Company operates its world headquarters and technical center, thirteen manufacturing and three paint facilities in North America and two facilities in Europe with painting and manufacturing capabilities. The Company also has extensive tool making capabilities and designs and builds approximately one-third of the tooling used in the manufacturing of its principal products.

         Management believes that the Company has achieved its current leadership position and is well positioned to benefit from emerging trends in the global automotive markets as a result of several key competitive strengths, including: (i) demonstrated technological expertise and innovation in developing highly engineered systems and components; (ii) strong relationships with major OEMs; (iii) an emphasis on quality management; (iv) the ability to supply its customers globally; and (v) state of the art equipment and facilities.

         Since 1992, the Company has invested over $93.8 million to upgrade its existing facilities and to acquire and build new facilities. Since that time, the Company has established its world headquarters and technical center, has constructed a new paint facility in Hartford City, Indiana, has brought on line four molding facilities in Grand Rapids, Michigan, York, Pennsylvania, South Bend, Indiana and Chihuahua, Mexico, has acquired the assets and business of Clearplas and has acquired control of MaP.

BUSINESS STRATEGY

         The automotive industry is currently characterized by a number of factors which affect the Company and its business strategy. These factors include (i) OEMs' demand for suppliers with efficient, comprehensive research and development, design and manufacturing capabilities, (ii) consolidation of suppliers as a result of increasing OEM demands, and (iii) the globalization of the OEM supplier base. As a result of these factors, suppliers must (i) continually demonstrate the ability to satisfy, in cost efficient ways, the OEMs' design and manufacturing demands and (ii) establish international positions which can effectively supply and service the OEMs.

         The Company seeks to maintain its leadership position in the industry and maximize its revenues and net income by employing its operating strategy, which has the following principal components.

         Focus on Highly Engineered, Value-added Products. The Company believes highly engineered, value-added components are typically more difficult for a customer to produce in-house or a competitor to replicate due to the substantial investment required in specialized engineering, design and manufacturing capabilities. Management believes such products have strong worldwide growth potential and high margins. Further, the Company capitalizes on the specialized design and manufacturing expertise it has developed for one customer by marketing such expertise across its customer base. For example, the Company has recently utilized its CAD/CAM systems, including finite element analysis, to verify the Dodge Dakota door handle design, eliminating the need for prototype tools, and thereby saving one year of product development time and the corresponding required investment. The Company expects to be able to utilize this expertise as more OEMs move away from tooling in designing prototypes.

         Emphasize Quality Management. Among the most important factors in maintaining preferred supplier status with OEMs is product quality. The Company has a strong quality assurance program and has made substantial investments in technology to monitor and improve quality. Included among these investments are CAD/CAM equipment, statistical process control systems, failure mode and effect systems, process-controlled molding machines and automated assembly equipment. In addition, the Company has material and product test laboratories that monitor product reliability and which are accredited by its major OEM customers, and the Company's engineering functions are ISO 9001 certified. The Company has exceeded the supplier criteria established by Ford and, since January 1996, the Company has experienced a monthly average of only twenty-eight rejects per million parts. Under Ford's criteria for the Company's parts, Ford requires less than 300 rejects per million parts. Because the Company has substantially exceeded such goals, it considers itself to be a world class supplier.

         Provide Comprehensive Manufacturing and Engineering Capabilities while Improving Cost Competitiveness. In response to increasingly rigorous OEM purchasing and manufacturing policies, the Company has developed comprehensive plastics manufacturing capabilities, including design and engineering, automated manufacturing and assembly, painting and materials and product testing, prototype production and tooling. For example, the Company has developed a manufacturing process which eliminates work-in-progress inventory for its door handle assemblies. Door handle assemblies move directly from the paint line to a work station where they are assembled and packaged as finished products. The Company produces 36 different door handles in 98 different colors for five OEMs. The Company expects to produce approximately 7 million door handle assemblies, consisting of approximately 14 million molded- and painted parts, in 1997 at its Hartford, Indiana facility. In addition to requiring comprehensive manufacturing capabilities, OEMs are demanding market-driven pricing and long-term productivity commitments, which demands are forcing suppliers to eliminate waste and optimize productivity. The Company has invested in and successfully implemented lean manufacturing methodologies, including the use of cell-based manufacturing and automation through state of the art "poke-yoked" (fail safed) devices which have made significant contributions to the Company's product quality and have assisted in the reduction of labor costs and work-in-progress inventory. Cell-based manufacturing utilizes machine vision, robotics and a pelletized approach in the production of components. Conversion of a work cell from one application to another is easily accomplished through reprogramming and the installation of new pallets at significantly less cost than a traditional approach to manufacturing products. The Company utilizes a work cell approach to produce pressurized bottles for Ford's F-Series pickup trucks and Taurus/Sable models and to assemble air louvers. To produce pressurized bottles, two halves of the pressurized bottles are molded by two injection molding machines and then fed into fully automated, computerized and "poke-yoked" (fail safed) work cells, which, at the end of the process, assign a serial number to each bottle to allow for lot traceability. In addition, the use of these work cells has enabled the Company to reduce manpower required to assemble air louvers by approximately 50% to 15 people per shift and reduce the number of operators in the production of pressurized bottles from 5 to 1.

         Establish a Global Position. The Company has acquired strategic positions in Europe in order to serve its customers on a global basis. Several OEMs have announced certain models designed for the world automobile market. As a result, certain domestic and European OEMs have encouraged their existing suppliers to establish foreign production support for World Car programs. During 1996, the Company acquired a manufacturing presence in the UK and Portugal. The ability to produce product in both locations has resulted in the award of new programs from the existing customer base in North America and Europe. This expansion has also resulted in the addition of new customers such as Rover. The Company will use its presence in Europe as a base to establish opportunities for further expansion through acquisition.

         Enhance Tier I Relationships. The OEMs continue to give more responsibility for total program management to large Tier I suppliers. These suppliers are evaluating the available supply of parts and whether the manufacturers who are currently supplying them are qualified. As Tier I suppliers shift to more qualified automotive parts manufacturers, the Company believes that it is well positioned to take advantage of such change. The Company has recently received programs from TRW Inc., Lear Corp., United Technologies Automotive, Magna International, Inc., and Johnson Controls, Inc. which represent an expansion of the Company's traditional customer base of OEMs and transplants.

         Make Selected Acquisitions. In recent years, OEMs have instituted policies which have resulted in the consolidation of the automotive supplier industry. Through strategic acquisitions, the Company believes it can leverage off of its existing engineering and manufacturing capabilities, quality focus and relationships with its customers by adding complementary product lines and achieving greater economies of scale. In 1996, the Company acquired Clearplas and MaP. The Clearplas Acquisition resulted in the Company adding Rover to its customer base and enhanced the Company's global position. The MaP Acquisition furthered the globalization of the Company's decorative bezel business. In 1997, the Company consummated the Aeroquip Acquisition, which resulted in the Company expanding its operations in Mexico.

PRODUCTS

         The Company manufactures the variety of highly engineered plastic components described below. In 1996, revenues from door handle assemblies, pressurized bottles and decorative bezels represented approximately 45% of the Company's net sales. No other product represented more than 10% of the Company's sales.

         Door Handle Assemblies (22.0% of 1996 net sales). The Company's principal products are interior and exterior door handle assemblies. The Company is the largest independent manufacturer of plastic door handles in North America. The Company estimates that it currently supplies approximately 57% of all plastic door handles used by Ford, approximately 50% of the outside plastic door handles used by Chrysler and approximately 31% of the door handle assemblies used by GM.

         Pressurized Bottles (13.5% of 1996 net sales). Since 1990, the Company has produced underhood pressurized coolant bottles and remote power steering reservoirs with integral filters and assembled caps. The manufacture of these products require newly engineered plastic resins, automated assembly machines and special testing equipment. The pressurized coolant bottles are replacing blow molded coolant bottles on new aluminum overhead cam engines.

         Decorative Bezels (9.2% of 1996 net sales). Decorative bezels consist of the face plate and speaker button assembly. The Company's decorative bezel components, also introduced in 1990, utilize its plastic molding, painting, robotic assembly and laser etch marking capabilities for high-volume production and a near zero-defect rate. Laser etch marking technology is more cost efficient than traditional marking techniques for imprinting decorative bezel push buttons.

         Interior Trim Components. The Company's interior trim components include seat shields, seat track covers, seat belt trim and switch housing.

         Precision Molded Parts. The Company's precision molded parts consist of mass airflow housing units, throttle bobbins and cam assemblies.

         Instrument Cluster Components. Instrument clusters consist of backplates, trim masks, and clear plastic lenses which house the vehicle's odometer, oil, temperature and other gauges.

         Electrical Connector Covers. These components are used as the casing for multiple electrical connector systems and are supplied to wire harness system manufacturers for automotive and communication applications.

         Air Louvers. Air louvers provide directional air control for automotive heating and cooling systems and are supplied as subsystems to instrument panel and door system manufacturers. The Company continues to make substantial improvements in the design and development of intricate new tooling and robotic assembly equipment used in the manufacture of its air louver products.

         Speaker Grilles. The Company uses advanced manufacturing technology to mold decorative speaker grilles which are thin, highly contoured and have intricate hole patterns. These characteristics provide clear sound transmission and enable the Company to market its plastic speaker grilles as a lower cost alternative to metal ones.

         Underhood Functional Components. The Company's underhood functional products consist of various sophisticated electronic and fuel delivery components including speed control housings, remote anti-skid brake system modules, and distributorless ignition systems. OEMs are increasingly substituting plastic for metal in the underhood components and systems in an effort to reduce cost, noise, weight, to improve airflow and to increase aesthetic appeal.

         Other Products: The Company also manufacturers a variety of other automotive components, such as shift knobs, air dams, insulators, light housings, fuel shields and hood latches. Plastic components manufactured for non-automotive use include electrical and office supply products.

CUSTOMERS, MARKETING AND ENGINEERING SUPPORT

     The Company's principal customers are Ford, Chrysler, GM, Rover, Honda and their respective Tier I suppliers. The approximate net sales and percentage of net sales to the Company's principal customers, including respective Tier I suppliers, for the year ended December 31, 1996 are shown below:

                                                      SALES          % 1996 SALES
                                                  ------------       -------------
                                                  (IN MILLIONS)
   Ford ...............................             $  138.8              63.9%
   Chrysler ...........................                 25.9              11.9
   GM .................................                 19.9               9.2
   Rover ..............................                 16.0               7.4
   Honda ..............................                  3.2               1.5
   Other ..............................                 13.3               6.1
                                                    --------             -----
        Total .........................             $  217.1             100.0%


         Sales to OEMs and Tier I suppliers are made directly by the Company's sales staff, consisting of 31 individuals, of which 8 were added through the MaP Acquisition and Clearplas Acquisition and 3 have been added in 1997. In North America, the Company is expanding its sales effort to Tier 1 suppliers and domestic transplant customers and, in Europe, is augmenting its sales efforts to capture opportunities available in Europe. The Company's engineering personnel are an integral part of the Company's sales effort because of the need to be involved in the early stages of product design and development.

         Because OEMs demand early involvement of suppliers in the design and engineering aspects of product development, the Company, in recent years, has substantially increased its design, engineering and tooling capabilities. The Company maintains a 67-person mold building operation for construction of complex production tooling and, in 1996, the Company established a new technical center which is ISO 9000 certified and which houses its engineering and design group. The Company has 74 product engineers and 34 CAD/CAM engineers, in addition to the manufacturing engineers located at the Company's facilities. The Company has an advanced computer aided design and computer aided manufacturing (CAD/CAM) system with multiple work stations and a product test laboratory which supports its engineering and manufacturing operations. The Company provides complete black box (in which the Company has principal design responsibility) and gray box (in which the customer has principal design responsibility) engineering capabilities for door handles, power steering reservoirs, air louvers, pressurized coolant bottles and decorative bezels. The Company's engineering staff works closely with customers' engineers in designing the specifications of the product material, the part to be produced and the tooling required to produce the finished product. The Company's engineering functions have been ISO 9000 certified and the Company believes its design, engineering and tooling expertise has been an important factor in its ability to broaden its product lines, maintain its existing customer base, and attract a new customer base.

         The Company obtains most of its new orders through a presourcing process by which the customer invites one or a few preferred suppliers to manufacture and design a component or assembly that meets certain price, timing and functional parameters. Upon selection at the development stage, the Company and the customer typically agree to cooperate in developing the product to meet the specified parameters. Upon completion of the development stage and the award of the manufacturing business, the Company receives a blanket purchase order that covers parts to be supplied for a particular car model. Such supply arrangements normally extend over the life of the model, which is generally four to seven years. In addition, the Company competes to supply parts for successor models even though the Company may currently supply parts on the predecessor model.

         Products under development are assigned a target sale price which is reevaluated from time to time during the product development cycle. Prior to the Company's commitment for full production, the Company and the customer must agree on a final price, which, in some instances, may be subject to negotiated price reductions over the term of the project. Consequently, the Company's ability to improve operating performance is dependent primarily on its ability to reduce costs and operate more efficiently. Although the Company historically has regained the loss caused by price reductions to the OEMs through cost reduction initiatives and assistance from the OEMs, there can be no assurance that future price reductions, increased quality standards or additional engineering capabilities required by OEMs will not have a material adverse effect on the financial condition or results of operations of the Company.

MANUFACTURING OPERATIONS

         Product Manufacturing. The Company's core manufacturing technologies are small press injection molding, automated assembly, pad printing, painting, laser etching, sonic welding and hot plate welding. As part of its strategy to supply highly engineered, value-added components, the Company has substantially expanded the use of automation and robotics in its assembly operations. For example, robotics are used in the assembly of door handle latching systems and decorative bezels, and the Company's "poke-yoked" (fail safed) system is utilized in the production of air louvers. These capabilities enhance quality and reliability and reduce labor costs.

         The Company has organized its production process to minimize the number of manufacturing functions and the frequency of material handling, thereby reducing labor costs. In addition, the Company utilizes, where practical, a flexible manufacturing process which uses cellular manufacturing to allow a continuous flow of parts with minimal set-up time. Such cellular manufacturing utilizes machine vision, robotics and a pelletized approach and can be easily converted from one product application to the other with re-programming and new pallets at a cost lower than traditional work cell approach. The Company also utilizes just-in-time manufacturing and sourcing systems in an attempt to meet its customers' requirements for faster deliveries while minimizing inventory levels.

         The Company believes, its broad base of class A paint application capabilities positions it well for supplying the domestic and foreign exterior trim market. The Company is able to provide both high-bake, high solids painting, which is traditionally preferred by domestic OEMs, and low-bake, two component painting, which is preferred by foreign OEMs. The Company has also developed paint application technology utilizing innovative robotic applications which has enabled the Company to reduce costs by improving paint transfer efficiency.

         Tooling and CAD/CAM Design. The Company's plastic components have sophisticated tooling requirements, the costs for which are generally billed to the customer at preauthorized levels. Development of the tooling typically begins approximately two to three years before production, after the Company is selected by the customer to develop a particular component or assembly At that time, the Company commences its tooling design and development work and accumulates in inventory the costs incurred. The production tooling and gauges are ordered generally one year prior to production. Upon completion of the development stage and delivery of the tooling, the customer is billed. The Company supplies approximately one-third of its tooling requirements from its own advanced tooling operation. The remaining tooling requirements are purchased from other tool makers.

         Although tooling costs are preauthorized by the customer pursuant to specified guidelines, such costs are subject to audit and acceptance by the customer. In addition, tooling cost guidelines are subject to interpretation by the OEMs and are changed from time to time without prior notice to the Company.

         Recently, OEMs have begun the process to eliminate tooling because of the high costs and long lead time the tooling process involves in the development of new products. To assist OEMs in this need and to further strengthen its customer relationships, the Company is utilizing more CAD/CAM systems in product design. For example, the Company utilized its CAD/CAM systems, including finite element analysis, to design and verify prototypes for Chrysler's Dodge Dakota door handle program. Management believes that additional opportunities exist to utilize its CAD/CAM expertise.

         Product Quality. Among the most important factors in maintaining preferred supplier status with OEMs is product quality. The Company has a strong quality assurance program and has made substantial investments in technology to monitor and improve quality. Included among these investments are CAD/CAM equipment, statistical process control systems, failure made and effect systems and Process-controlled molding machines. The Company encourages employee participation in quality improvement through the use of quality circles and team-oriented problem solving techniques.

         In addition, the Company has material and product test laboratories accredited by its major OEM customers, which monitor production efficiency and product reliability. In cooperation with its customers, the Company regularly conducts tests on its raw materials to reduce variability and inconsistencies in properties such as melt flow, filler content, moisture and tensile strength to meet the requirements of the Company's major OEM customers. The Company also conducts a variety of engineering specification and climate testing on new and existing products.

RAW MATERIALS

         The principal raw materials used by the Company are engineered plastic resins such as nylon, polypropylene and ABS, all of which are available from several suppliers, except that the customer generally specifies a single supplier to be used by the Company in connection with a specific program. The Company has no reason to believe that there will not be an ample supply of its raw materials for the reasonably foreseeable future, but the Company cannot make any prediction as to the future price of such raw materials. The Company is generally not able to pass on to its customers any increase in raw material costs; however, the Company, in the past two years, has not experienced any significant increases in the prices of its raw materials as result of the consolidation of procurement and supply of raw materials. A substantial interruption in the Company's supply of plastic resins, or a material increase in the price thereof, could have a material adverse effect on the Company.

EMPLOYEES

         At March 31, 1997, the Company employed approximately 3,300 persons in North America and Europe. The Company believes that relations with its employees are good. Hourly employees at the Company's Plymouth, Michigan facility (approximately 12% of all employees) and Key U.K. (approximately 11% of all employees) are the only employees represented by collective bargaining units. The Plymouth employees are represented by Local 7639 International Union of United Paper Workers pursuant to a collective bargaining agreement which expires on December 7, 2000. The workforce at Key's Coventry facility is represented by two unions: Amalgamated Electrical and Engineering Union ("AEEU") and Manufacturing, Scientific and Finance Union ("MSF"). Both AEEU and MSF follow the traditional negotiation patterns seen in Great Britain by renegotiating terms and conditions on an annual basis. The AEEU contract is generally re-negotiated in January/February of each year. Those negotiations are currently being conducted and are expected to conclude without incident. The Company began renegotiation of the MSF contract in April and expects to conclude such negotiation without incident.

ENVIRONMENTAL MATTERS

         The Company and its operations are subject to comprehensive and frequently changing federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing emissions of air pollutants, discharges of waste and storm water, and the disposal of hazardous wastes. The Company is also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at the properties it owns or operates and at other properties where the Company or predecessors have arranged for the disposal of hazardous substances. As a result, the Company is involved, from time to time, in administrative and judicial proceedings and inquiries relating to environmental matters. The Ohio Environmental Protection Agency has raised questions about the air permit status of the Company's facility in Montpelier. The Company expects to resolve these questions without making significant financial expenditures, although there can be no assurance thereof. The Company does not believe there are any other pending investigations at the Company's plants or sites relating to environmental matters. However, there can be no assurance that the Company will not be involved in other such proceedings in the future and that the aggregate amount of future clean-up costs and other environmental liabilities will not be material.

         Federal, state and local governments could enact laws or regulations concerning environmental matters that increase the cost of producing, or otherwise adversely affect the demand for, the Company's products. The Company cannot predict the environmental liabilities that may result from legislation or regulations adopted in the future. Nor can the Company predict how existing or future laws and regulations will be administered or interpreted or what environmental conditions may be found to exist. The enactment of more stringent laws or regulations or stricter interpretation of existing laws and regulations could require additional expenditures by the Company, some of which could be material.

COMPETITION

         The Company's business is highly competitive. Competition generally occurs on the basis of product groups. A large number of actual or potential competitors exist, including the internal component operations of the OEMs as well as independent suppliers, many of which are larger than the Company. Some of the Company's competitors include Donnelly Corporation, Lear Corp., TRINOVA Corporation, Summit Plastic Co., LDM Technologies, Inc., Fawn Industries, Inc., Lacks Industries, Inc., United Technologies, Inc., and Geiger Technik., although none of these competitors compete with the Company along all product lines. In addition, the Company's business is increasingly competitive due to the supplier consolidation resulting from changing OEM policies. The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to four years prior to the marketing of such models to the public. Because of the large investment by OEMs in tooling and the long lead time required to commence production, OEMs generally do not change a supplier during a program.

         The Company competes on the basis of quality, cost, timely delivery and customer service and, increasingly, on the basis of design and engineering capability, painting capability, new product innovation and product testing capability.

         Some of the OEMs have adopted supplier management policies designed to strengthen their supply base. These policies include designating only some of the suppliers as preferred future suppliers and, in some cases, encouraging new suppliers to begin to supply selected product groups.

 PROPERTIES

         All of the Company's facilities are owned by the Company, except for the Company's world headquarters and the Company's facilities in Grand Rapids, Michigan and Coventry, U.K., which are leased. Management believes that its facilities are adequate for its present needs. The Company's operations are located in the following communities.

                                       APPROXIMATE
LOCATION                             SQUARE FOOTAGE                    DESCRIPTION OF USE
--------                             --------------                    ------------------

Novi, MI............................       29,000                      World Headquarters and
                                                                          Technical Center
Plymouth, MI........................      168,000                      Manufacturing
Felton, PA (Plant 1)................       53,000                      Manufacturing
Felton, PA (Plant 2)................       39,060                      Manufacturing
Hamilton, IN........................       54,000                      Manufacturing
York, PA (Plant 1)..................       22,000                      Manufacturing
York PA (Plant 2)...................       40,000                      Manufacturing
Montpelier, OH......................       79,000                      Painting
Hartford City, IN...................       50,000                      Painting and Assembly
Chihuahua, MX ......................       65,000                      Manufacturing
Chihuahua, MX ......................        2,000                      Manufacturing
Grand Rapids, MI ...................       56,000                      Manufacturing
South Bend, IN......................       80,000                      Manufacturing
Port Huron, MI......................       52,000                      Manufacturing
Chesterfield, MI....................       44,000                      Painting and Assembly
Kendalville, IN.....................       25,000                      Manufacturing
Ashley, IN..........................       20,000                      Manufacturing
Coventry, UK .......................      100,000                      Manufacturing and Painting
Leiria, Portugal....................       84,000                      Manufacturing and Painting

LEGAL PROCEEDINGS

         The Company is, from time to time, involved in routine litigation arising out of the ordinary course of its business. The Company believes currently pending or threatened litigation will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus. The Company's financial statements for the years ended December 31, 1994 and 1995 have been restated to reflect errors in previously reported amounts. See Note 11 of Notes to Consolidated Financial Statements.

FIRST QUARTER ENDED MARCH 31, 1997 COMPARED TO FIRST QUARTER ENDED MARCH 31,
1996

         Net sales for the three month period ended March 31, 1997 were $66.7 million; an increase of approximately $21.4 million or 47% over the same period last year. Approximately $15 million of the increase relates to the Company's European subsidiaries, Key U.K. and Materias Plasticas (MaP) which were acquired in 1996 (Key U.K. was acquired May 1, 1996 and a controlling interest in MaP was acquired on November 1, 1996). Sales of injection molded parts and assemblies in the Company's existing businesses were up $6.6 or approximately 17% due to increases in related vehicle production by the Company's customers as well as increased sales related to newly launched vehicle programs during 1996. First quarter revenues related to customer tooling programs year-over-year were flat at about $6.2 million.

         Gross profit increased $3.4 million in the first quarter of 1997 compared to the first quarter of 1996 as a result of the aforementioned sales increases. The degradation of the gross profit percentage of 1.5% from 1997 to 1996 is primarily attributable to operations in the United Kingdom where factory productivity is much lower than other Company facilities.

         Selling, general and administrative expenses increased $3.1 million in 1997 as compared to the same period last year. Approximately $1.9 million of the increase is due to costs incurred in facilities owned by the Company for less than one year as of March 31, 1997, primarily in Europe. The remainder of the increase relates to staff and facility costs necessary to support the Company's expansion.

         Operating income increased by $.2 million as a result of the foregoing.

         Interest expense in the first quarter of 1997 increased by about $1.5 million over the same 1996 period because of higher average debt outstanding. The increase in debt stemmed primarily from acquisitions made during the course of 1996 including Clearplas, Ltd. in the United Kingdom and Materias Plasticas, S.A. in Portugal, and a plastic injection molding company in South Bend, Indiana.

         The extraordinary item of $5.5 million represents the amount paid for the tender offer and related consent fees for the retirement of $40.1 million of the 14% Senior Notes due 1999 and the write-off of related unamortized discount related to the notes tendered.

1996 FISCAL YEAR COMPARED TO 1995 FISCAL YEAR

         Net sales of the fiscal year ended December 31, 1996 (the "1996 Fiscal Year") increased by $37.8 million, or 21.1%, over net sales for the fiscal year ended December 31, 1995 (the "1995 Fiscal Year"). The increase is primarily attributable to the Clearplas Acquisition, which accounted for $24.2 million of the increase in net sales of the Company from the 1995 Fiscal Year, and to the MaP Acquisition, which accounted for $5.3 million of the increase in net sales of the Company from the 1995 Fiscal Year. In addition, North American product sales increased by $10.2 million, or 6.6%, primarily due to new program launches. Tooling sales declined by $1.9 million, or $7.3%. This decline, however, is not indicative of future program activity in that tooling related inventory at December 31, 1996 increased by $7.4 million to $17.6 million from $10.2 million at December 31, 1995.

         Gross profit for the 1996 Fiscal Year increased by $1.9 million, or 5.1%, over gross profit for the 1995 Fiscal Year. Gross profit margin decreased by 2.7%, from 20.9% in the 1995 Fiscal Year to 18.2% in the 1996 Fiscal Year. This decrease stemmed primarily from increased price concessions (1.4%) and lower European margins compared to North American Margins (1.3%).

         Selling, general and administrative expenses (SG&A) for the 1996 Fiscal Year increased by $1.0 million, or 6.4%. The increase results from addition SG&A resulting from the MaP Acquisition and the Clearplas Acquisition or $2.3 million, partially offset by lower North American SG&A. As a percent of net sales, SG&A decreased from 8.7% in the 1995 Fiscal Year to 7.6% in the 1996 Fiscal Year. The percentage point reduction relates primarily to increased 1996 Fiscal Year sales.

         Interest expense increased from $14.3 million in the 1995 Fiscal Year to $15.2 in the 1996 Fiscal Year as a result of higher average debt, resulting primarily from borrowings related to acquisitions and capital asset purchases.

         Net income for the 1996 Fiscal Year remained substantially unchanged from the 1995 Fiscal Year as a result of the foregoing.

1995 FISCAL YEAR COMPARED TO 1994 FISCAL YEAR

         Net sales for the 1995 Fiscal Year decreased by $14.9 million, or 7.7%, over net sales for the fiscal year ended December 31, 1994 (the "1994 Fiscal Year"). The decrease is attributable to a $18.4 million, or 10.7%, decrease in the sales of injection molded plastic parts partially offset by a $3.6 million, or 16.2%, increase in tooling revenues. The decrease in injection-molded plastic part revenues resulted primarily from related vehicle production decreases.

         Gross profit for the 1995 Fiscal Year increased by $1.5 million, or 4.1%, from gross profit for the 1994 Fiscal Year. Gross profit margin for the 1995 Fiscal Year increased by 2.3 percentage points, from 18.6% in the 1994 Fiscal Year to 20.9% in the 1995 Fiscal Year. Gross margin improvement resulted primarily from the Hartford City, Indiana, Grand Rapids, Michigan and Chihuahua, Mexico facilities which were launched in 1994, and became fully operational in the 1995 Fiscal Year.

         SG&A expenses for the 1995 Fiscal Year increased by $1.6 million, or 11.3%, over the same period in the 1994 Fiscal Year. As a percent of net sales. SG&A increased to 8.6% from 7.2% in the 1994 Fiscal Year. This increase is primarily attributable to the aforementioned start-up facilities.

         Interest expense increased from $12.8 million to $14.3 million in the 1995 Fiscal Year as a result of higher average debt, resulting primarily from $14.0 million of capital asset purchases and a $2.9 million increase in net working capital, excluding debt obligations.

         Net income for the 1995 Fiscal Year decreased by $1.5 million, or 17.4%, from net income for the 1994 Fiscal Year as a result of the foregoing.

LIQUIDITY AND CAPITAL RESOURCES

         During March 1997 the Company refinanced its existing debt as follows:

         (i) pursuant to a tender offer for all of its 14% Senior Notes due 1999, repaid $40.1 million of such notes and $24.9 million remain outstanding; (ii) pursuant to a private placement, issued $125.0 million of 10 1/4 % Senior Subordinated Notes due 2007; and (iii) entered into a new $140.0 million Senior Credit Facility, under which $23.5 million was outstanding as of March 31, 1997.

         The proceeds of the private placement were principally used to fund the tender and replace existing bank debt. Borrowings on the Senior Credit Facility were for general corporate purposes, including an acquisition, discussed more fully below. The net impact of the refinancing was to increase the Company's debt at March 31, 1997 by $48.8 million dollars from December 31, 1996.

         The Company believes its existing sources of liquidity are adequate to meet its operating requirements in fiscal 1997. At March 31, 1997 the Company had $43.5 million of availability under the Senior Credit Facility.

         On March 28, 1997, the Company acquired three injection molding and assembly operations owned by Aeroquip corporation, a subsidiary of TRINOVA Corporation. The acquired business represents an expansion of the Company's existing decorative bezel business. Due to the timing of the acquisition and the immaterial impact on operating results, the investment has been accounted for in these statements using the purchase method.

         Accounts receivable increased by $14.1 million comparing March 31, 1997 to December 31, 1996. $6.5 million is due to increased parts sales and timing within the quarter. The acquisition of three Aeroquip factories added $5.7 million of accounts receivable at March 31, 1997. Customer tooling relating receivables increased by $1.9 million over the prior quarter primarily as a result of increased tooling programs.

         The inventory increase of $5.3 million from December 31, 1996 to March 31, 1997 was due in part to the inventory acquired from Aeroquip of $3.5 million and $1.8 million to increases in customer tooling inventory related to the design and build of tooling for programs expected to launch in 1998.

         Accrued liabilities decreased by $7.4 million from December 31, 1996 due primarily to the $5.9 million payout of all accrued interest for the debt refinanced.

DIRECTORS AND OFFICERS

         The following are the directors and executive officers of the Company:

Name                                                            Age             Position with the Company
----                                                            ---             -------------------------
Joel D. Tauber ..................................               61               Director
George Mars .....................................               59               Director
David C. Benoit .................................               48               Chief Executive Officer and a Director
Leonard R. Griffin ..............................               45               President and Chief Operating Officer
A.E. "Gene" Stull ...............................               49               Vice President, Sales and Marketing
Calvin A. Saur ..................................               45               Vice President, Engineering
Douglas C. Chapple ..............................               45               Vice President, Eastern Group
Henry J. Wojtaszek ..............................               53               Vice President, Western Group
E.R. "Skip" Autry ...............................               42               Chief Financial Officer
William J. Luka .................................               50               Vice President, Quality
Richard J. Blough ...............................               50               Vice President, Administration and Human Resources
Mark J. Abbo ....................................               44               Treasurer

         Joel D. Tauber formed the Company with Messrs. Mars and Benoit in 1986 and has been a director and Chairman of the Board since that time. The Company was formed to acquire the assets of the plastics division of Key International Manufacturing, Inc. ("KIMI"), a company involved in plastics manufacturing for over twenty years and in which Mr. Tauber served as President. Mr. Tauber is a manufacturing executive, business consultant and investor. Mr. Tauber is President of Keyco Bond Fund, Inc. and serves as Chairman of the Board of Complex Tooling & Molding, Inc., Keywell Corporation and KMGl, Inc.

         George Mars formed the Company with Messrs. Tauber and Benoit in 1986, has been a director since that time and Co-Chairman of the Board since 1995. Prior to his retirement, Mr. Mars served as President of the Company from 1986 to 1995. Mr. Mars was a General Manager of the plastics division of KIMI.

         David C. Benoit formed the Company with Messrs. Tauber and Mars and has been a director since the Company's formation in 1986. Mr. Benoit was Executive Vice President of the Company from 1986 to 1995, when he was appointed to his current position of Chief Executive Officer. Mr. Benoit was Chief Financial Officer of KIMI and has 16 years experience in the automotive industry.

         Leonard R. Griffin, President and Chief Operating Officer of the Company, joined the Company in April 1995. Prior to joining the Company, Mr. Griffin served for five years as President of Woodbridge Inoac, Inc., a joint venture partnership formed by Woodbridge Group, a Canadian plastics company and Inoac, Ltd., a Japanese automotive parts supplier. Prior to serving as President of Woodbridge, Mr. Griffin was General Manager of Rockwell International's Automotive Plastics Products Operations. Mr. Griffin's business experience consists of over 27 years in the automotive industry, including the foregoing, and years spent in management, manufacturing and quality control capacities at Libbey Owens Ford (now known as TRINOVA Corporation) and Allen Industries.

         A.E. Stull has been Vice President, Sales and Marketing of the Company since November 1991, and has served in various other capacities at the Company since 1988. Mr. Stull joined the Company in November 1988 and served as Vice President, Sales and Marketing of the Company's Plymouth Division until November 1991 when he became Vice President, Sales and Marketing for all Company operations. Prior to joining the Company, Mr. Stull was Director of Sales for Magna International, Inc., Tesma Group, an automotive supplier.

         Calvin A. Saur has been employed at the Company since 1986 and, since May 1995, has been Vice President, Engineering of the Company. Prior to attaining his present position, Mr. Saur held various other positions at the Company, including Vice President, Research and Development. Mr. Saur has been employed in the automotive industry for 26 years.

         Douglas C. Chapple has been Vice President, Eastern Group of the Company since November 1996. Prior to joining the Company, Mr. Chapple was, from 1994 to 1996, Vice President, Manufacturing of Dott Industries, Inc., a privately owned finisher and decorator of plastic products, including painted interior components, exterior grilles and encapsulated assemblies. Before joining Dott Industries, Inc., Mr. Chapple was employed, for over 17 years, by General Motors Corporation in a variety of manufacturing and engineering capacities, including Director of Engineering at GM's Inland Fisher Guide Division.

         Henry J. Wojtaszek has been employed at the Company for 11 years in various manufacturing capacities, and since 1996, has been Vice President, Western Group. Mr. Wojtaszek has been employed in the automotive industry for 34 years and has been a president of the Society of Plastics Engineers.

         E.R. "Skip" Autry, Vice President, Finance and Procurement, is the Chief Financial Officer of the Company and joined the Company in 1995. Prior to joining the Company, Mr. Autry held various finance positions at Chrysler Corporation from 1986 to 1995, including, Director, Corporate Accounting, Manager, Corporate Investments and Analysis and Controller, Corporate Staff. From 1976 to 1986, Mr. Autry held various positions at Coopers & Lybrand, specializing in manufacturing and publicly held companies.

         William J. Luka has been Vice President, Quality of the Company since 1993. Prior to joining the Company, Mr. Luka was employed at Ford Motor Company for three years as a Supplier Quality Engineer Auditor, where he was actively involved in the development of Ford's QOS Methodology. Among his various duties, Mr. Luka is responsible for implementing ISO-9000 throughout the Company. Mr. Luka has been employed in the automotive industry for 26 years and has been certified as a QS Auditor by the QS 9000 Registration Accreditation Board.

         Richard J. Blough has been Vice President, Administration and Human Resources of the Company since 1996. Prior to joining the Company, Mr. Blough was Vice President, Human Resources at Electro-Wire Products, Inc., for two years, Electro-Wire Products supplies wiring and electrical components to the automotive and heavy truck industries. Prior to joining the Company, from 1989 to 1994, Mr. Blough was Director of Human Resources for the corporate office at American Brass Company Incorporated. Mr. Blough has 27 years experience in the automotive industry.

         Mark J. Abbo has been Treasurer of the Company since 1993. Mr. Abbo joined the Company in 1988 as Corporate Controller and held that position until he was appointed Treasurer in 1993.

EXECUTIVE COMPENSATION

         The following table sets forth certain information as to the cash compensation earned by each of the Company's five most highly paid current executive officers who earned more than $100,000 for services rendered to the Company during the three years ended December 31, 1996.

                                             SUMMARY COMPENSATION TABLE

                                                                                         ALL OTHER
NAME AND TITLE                            YEAR          SALARY             BONUS         COMPENSATION
--------------                            ----          ------             -----         ------------
David C. Benoit ........................  1996        $275,000          $125,000         $   1,300(a)
Chief Executive Officer                   1995         361,000            37,500             1,500(a)
                                          1994         306,000            50,000            16,509(b)

Leonard R. Griffin .....................  1996         240,000           106,000               700(a)
President (c)                             1995         156,125            76,042                 ----
                                          1994            ----              ----                 ----

A.E. Stull .............................  1996         137,000            39,200             1,300(a)
Vice President, Sales & Marketing         1995         137,000            35,000             1,500(a)
                                          1994         130,000            20,000             1,500(a)

Calvin A. Saur .........................  1996         117,000            24,250             1,300(a)
Vice President, Engineering               1995         110,000            20,000             1,500(a)
                                          1994         110,000            10,000             1,500(a)

Henry J. Wojtaszek .....................  1996          96,500            40,950             1,300(a)
Vice President, Western Group             1995          90,000            21,042             1,500(a)
                                          1994          85,000            54,438             1,500(a)

-------------
(a)      Represents profit sharing amounts paid to the named executive officers.

(b) Represents fees earned in capacity as a director of the Company and/or amounts contributed to the Company's retirement savings plan on behalf of the named executive officer.

(c)      Joined the Company in 1995.


                                         1996 FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF                          VALUE OF
                                           SECURITIES UNDERLYING             UNEXERCISED EXERCISABLE
                                      UNEXERCISED EXERCISABLE OPTIONS         IN-THE-MONEY OPTIONS
NAME                                      AT 1996 FISCAL YEAR-END          AT 1996 FISCAL YEAR-END(A)
----                                  -------------------------------      --------------------------
David C. Benoit ..............................      ---                               $---
Leonard R. Griffin ...........................     1,250                             26,000
A. E. Stull ..................................     5,500                            318,550
Calvin A. Saur ...............................      ---                                ---
Henry J. Wojtaszek ...........................      ---                                ---


(a) The dollar values in this column are calculated by determining the difference between the fair market value of the securities underlying the options and the exercise price of the options at December 31, 1996. The Company is privately held and no public market exists for the Company's Common Stock. Fair market value has been determined by the Company's Board of Directors.

CHANGE OF CONTROL ARRANGEMENTS - LONG TERM INCENTIVE PLAN

         The Company's Long Term Incentive Plan (the "LTIP") is intended to provide additional incentive to officers, including the executive officers named in the Summary Compensation Table, and other eligible key employees of the Company. The LTIP provides compensation to the employees who are included in the LTIP and who remain employees as of the date of the occurrence of a Third Party Transaction (as defined) of the Company. A Third Party Transaction is defined as an initial public offering of the Company's Common Stock, a sale of all or substantially all of the Company's Common Stock or a sale of all or substantially all of the Company's assets. In the event that a Third Party Transaction occurs, each eligible employee will be entitled to payment based on a formula equal to the Total Incentive Pool (as defined) multiplied by the result obtained by multiplying a factor assigned to each employee at the time such employee is included in the LTIP times the employee's Cumulative Base Compensation. Cumulative Base Compensation means the total base compensation earned by such employee from the date of inclusion in the LTIP to the date of occurrence of a Third Party Transaction. The factor assigned to each employee is based upon the level of management in which the employee is included. Total Incentive Pool means the total of all Cumulative Base Compensation of every eligible employee. The LTIP will fund upon the occurrence of a Third Party Transaction and terminates as of the date of such occurrence.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of the Company's Common Stock as of March 31, 1997 owned by the directors of the Company, the named executive officers, and all directors and officers as a group, and by other holders known to the Company as having beneficial ownership of more than 5% of the Common Stock. Each person exercises sole investment and voting rights with respect to the shares of Common Stock shown in the table below unless otherwise stated. The address of each of the following persons is Suite 200, 21333 Haggerty Road, Novi, Michigan 48375.


                                                                       NUMBER OF SHARES           PERCENTAGE OF
                                                                       OF COMMON STOCK            OUTSTANDING
DIRECTORS, OFFICERS AND FIVE PERCENT HOLDERS                          OWNED BENEFICIALLY            SHARES(A)
--------------------------------------------                          ------------------            ---------

Joel D. Tauber ................................................            90,828                     26.3%
David C. Benoit ...............................................            79,833(b)                  23.1%
George Mars ...................................................            62,065                     18.0%
Kenneth A. Dishell ............................................            18,700                      5.4%
Henry A. Wotjaszek ............................................            11,578                      3.4%
Calvin A. Saur ................................................             8,924                      2.6%
A.E. Stull ....................................................             6,000(c)                   1.7%
Leonard R. Griffin ............................................             5,100(d)                   1.5%
All directors and officers as a group (12 persons) ............           269,695(a)                  78.2%

(a) Includes 2,898 shares of Common Stock and options to acquire an aggregate of 2,468 shares of Common Stock of the Company held by the executive officers not otherwise included in the table.

(b) 79,833 shares are held by the David C. Benoit Trust, of which Mr. Benoit is the Trustee and beneficiary.

(c) Includes options to acquire 5,500 shares of Common Stock of the Company, which options are exercisable within 60 days of January 31, 1997.

(d) Includes options to acquire 2,500 shares of Common Stock of the Company, which options are exercisable within 60 days of January 31, 1997.

         Messrs. Tauber, Mars and Benoit, if they vote their shares in a combination which exceeds 50% of the outstanding Common Stock, have the ability to elect the entire Board of Directors of the Company and determine the outcome of any other matter submitted to shareholders for approval. There are no arrangements, however, among any of the shareholders of the Company, including such persons, with respect to the voting or disposition of the Common Stock and there are no arrangements between the shareholders and the Company, except that shareholders may not make any dispositions which could result in the termination of the Company's S-Corporation status.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Shareholder Agreement. Each Shareholder, including Messrs. Tauber, Mars and Benoit, has entered into a shareholder agreement with the Company. Pursuant to such agreement, a shareholder may not transfer shares of the Company's Common Stock without the written consent of the Company, except that no consent is required for transfers to a decedent shareholder's beneficiaries, but only if such transfers would not result in the disqualification of the Company as a Subchapter S corporation.

         Tax Allocation Agreement. The Company has entered into a Tax Allocation Agreement with each of its shareholders relating to federal and certain state and local income tax liabilities of the Company. This agreement generally provides that (i) in any fiscal year in which the Company has a net operating loss for tax purposes, each shareholder will pay to the Company an amount equal to the net tax benefit realized by the shareholder as a result of the allocation to the shareholder of such net operating loss incurred by the Company, up to the amount of dividends received by the shareholders and not previously repaid to the Company, (ii) if in any fiscal year the Company distributes dividends relating to the shareholders' tax liability which exceed the actual liability at the highest marginal tax rate based on the Company's net taxable income for such fiscal year, each shareholder will pay to the Company, as a contribution to capital, an amount equal to the difference between the dividends paid to the shareholder during such fiscal year and the actual liability at the highest marginal tax rate based on the net taxable income allocated to the shareholder for such fiscal year, and (iii) if the Company's election is disallowed or revoked for any taxable year for which such election was in effect, each shareholder will pay to the Company the full amount of any distribution made to the shareholder with respect to such taxable year for payment of taxes for income of the Company allocated to the shareholder. Each shareholder has pledged the shareholder'S common stock in the Company to secure any debt that the shareholder may owe to the Company pursuant to the Tax Allocation Agreement. In addition, the Company has the right to set off any amounts owed to the Company by the shareholder under the Tax Allocation Agreement against any future dividends or redemption payments payable by the Company to the shareholder.

         Consulting Arrangements. The Company has a consulting arrangements with each of Messrs. Tauber and Mars. Mr. Tauber and Mr. Mars are each paid $10,000 per month for services provided to the Company. In addition, Mr. Mars receives compensation at a rate of $1,000 per diem, plus out-of-pocket expenses, for each day of services provided, which services are not compensated for by the $10,000. In 1996, Mr. Tauber and Mr. Mars earned $120,000 and $178,000, respectively.

                              DESCRIPTION OF NOTES

GENERAL

         The Notes are issued pursuant to an Indenture (the "Indenture") by and among the Company, the Guarantors and Marine Midland Bank, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-Certain Definitions." For purposes of this summary, the term "Company" refers only to Key Plastics, Inc. and not to any of its subsidiaries.

         The Notes are jointly and severally guaranteed on a senior subordinated basis by all current Subsidiaries other than Foreign Restricted Subsidiaries. As of the date here of, MaP, Key Plastics U.K., and Clearplas Ltd. will be Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture and will not be required to become Guarantors. Moreover, under certain circumstances, the Company will be able to designate current or future subsidiaries as Unrestricted Subsidiaries. As used herein, the term "Subsidiary" shall exclude any subsidiary that is an Unrestricted Subsidiary. The Indenture will require Subsidiaries created or designated as a Subsidiary after the date of the Indenture, other than Foreign Restricted Subsidiaries, to become Guarantors. As of March 31, 1997, Key Plastics Automotive, Key Plastics Technology, Key Plastics International, Key Mexico A, L.L.C. and Key Mexico B, L.L.C. are Guarantors. Any Series A Notes that remain outstanding after the completion of the Exchange Offer, together with the Series B Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

         The Notes are limited in aggregate principal amount to $125.0 million and will mature on March 15, 2007. Interest on the Notes will accrue at the rate of 10 1/4% per annum and will be payable semi-annually in arrears on March 15 and September 15, commencing on September 15, 1997, to Holders of record on the immediately preceding March 1 and September 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, and interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium, interest and Liquidated Damages, if any, with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

         The payment of principal of, premium, if any, interest on and all other Obligations in connection with, the Notes, are subordinated in right of payment, as set forth in the Indenture, to the prior payment, in full, of all Senior Debt, including, without limitation, all borrowings, letters of credit, other advances and all other Obligations of the Company under the Senior Credit Facility, whether outstanding on the date of the Indenture or thereafter incurred.

         Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property, or securities to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including, without limitation, interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt whether or not such interest is an allowable claim under applicable law) before the Holders of Notes will be entitled to receive any payment or distribution of assets of the Company or any Guarantors of any kind or character with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive Permitted Junior Securities and payments made from the trust described under "-Legal Defeasance and Covenant Defeasance," provided that such payments are made in accordance with the provisions described therein).

         Neither the Company nor any Subsidiary shall make any payment or any distribution of any kind upon or in respect of the Notes or any other Obligation in connection with the Notes, including, without limitation, for the acquisition or defeasance of any of the Notes (except in Permitted Junior Securities or from the trust described under "-Legal Defeasance and Covenant Defeasance," provided that such payments are made in accordance with the provisions described therein) if (i) a default in the payment, whether at stated maturity, by acceleration, by declaration or otherwise, of the principal of, premium, if any, interest on, unpaid drawings for letters of credit issued in respect of, or any regularly accruing fees with respect to, any Designated Senior Debt occurs and is continuing beyond any applicable period of grace (a "payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity (a "nonpayment default") and, with respect to nonpayment defaults, the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Notes, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage based on a nonpayment default may be commenced unless and until 360 days have elapsed since the date that the immediately prior Payment Blockage Notice was received. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default was cured or waived for 90 days.

         The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default (as defined in the Indenture).

         As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. As of March 31, 1997, the Company and its Subsidiaries had $64.0 million of Senior Debt outstanding. The Indenture will permit the Company to incur additional Senior Debt, subject to certain limitations. See "-Certain Covenants-Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock of Subsidiaries."

OPTIONAL REDEMPTION

         The Notes are not be redeemable at the Company's option prior to March 15, 2002. Thereafter, the Notes will be subject to redemption, at any time, at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

               YEAR.....................................................................  PERCENTAGE
               2002.....................................................................  105.125%
               2003.....................................................................  103.417
               2004.....................................................................  101.708
               2005..................and thereafter.....................................  100.000%


         Notwithstanding the foregoing, prior to March 15, 2000, the Company may redeem up to 35% of the aggregate principal amount, of the Notes initially issued at a redemption price of 1091/4% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of a public equity offering of Common Stock of the Company; provided that at least 65% of the aggregate principal amount of the Notes originally issued under the Indenture remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of such public equity offering.

SELECTION AND NOTICE

         If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $ 1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new
Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

         Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

         CHANGE OF CONTROL

         Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

         On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

         The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

         The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

         ASSET SALES

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale or issue Equity Interests in any of its Subsidiaries or sell Equity Interests in any of its Subsidiaries, unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 80% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet), of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets such that the Company or such Subsidiary have no further liability and (y) any securities, notes or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

         Within 180 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay Indebtedness under the Senior Credit Facility or Senior Debt (and to correspondingly permanently reduce commitments with respect thereto), or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in a Permitted Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving Indebtedness under the Senior Credit Facility or other-wise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

         RESTRICTED PAYMENTS

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Subsidiaries' Equity Interests in their capacity as such (other than (a) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or (b) the payment of any dividend or distribution by a Subsidiary of the Company to the holders of a class of its Equity Interests, which include the Company or a Subsidiary, on a pro rata basis); (ii) purchase, redeem or other-wise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity; (iv) make any payment in respect of any Non-Competition Agreement; or
(v) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

         (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

         (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under caption "-Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock of Subsidiaries;" and

         (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii), (vi) and (vii) of the next succeeding paragraph), is less than the sum of
(i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) less the amount paid or to be paid in respect of such period pursuant to clause (vii) of the next following paragraph, plus (h) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than (x) proceeds from the sale of Disqualified Stock, (y) proceeds received by the Company from its stockholders pursuant to Paragraph I of the Tax Allocation Agreement or proceeds from contributions or payments received by the Company from any stockholder of the Company as compensation for, or in connection with, the net tax benefit realized by such stockholder as a result of the allocation to such stockholder of the net loss of the Company for income tax purposes and (z) proceeds received by the Company which are used by the Company to make a substantially concurrent restricted Payment pursuant to clause (ii) or (vi) below) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) $2.5 million.

         The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any pari passu or subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of pari passu or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any employee of the Company or any of its Subsidiaries upon termination of employment; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (v) the purchase of the remaining outstanding Equity Interests in Materias Plastics, S.A. not owned by the Company pursuant to the Purchase and Sale of Shares Promissory Agreement; (vi) make any Restricted Payment by exchange for, or out of the proceeds of the substantially concurrent sale of, or capital contribution in respect of, Capital Stock of the

Company (other than Disqualified Stock and other Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided that if such transaction is permitted pursuant to this clause (vi), then the net proceeds received by the Company shall not be included in the calculation of net proceeds received by the Company referred to in clause (c)
(ii) of the preceding paragraph; and (vii) the payment of Permitted Quarterly Tax Distributions to the holders of Common Stock of the Company as described below.

         For so long as the Company is an S-Corporation or a substantially similar pass-through entity for Federal income tax purposes, the Company may make cash distributions to its members, during each Quarterly Payment Period, in an aggregate amount not to exceed the Permitted Quarterly Tax Distribution in respect of the related Estimation Period. If any portion of a Permitted Quarterly Tax Distribution is not distributed during such Quarterly Payment Period, the Permitted Quarterly Tax Distribution payable during the immediately following Quarterly Payment Period shall be increased by such undistributed portion.

         Within 10 days following the Company's filing of Internal Revenue Service Form 1120S for the immediately preceding taxable year, the Tax Amounts CPA shall file with the Trustee a written statement indicating in reasonable detail the calculation of the True-up Amount. In the case of a True-up Amount due to the members, the Permitted Quarterly Tax Distribution payable during the immediately following Quarterly Payment Period shall be increased by such True-up Amount. In the case of a True-up Amount due to the Company, the Permitted Quarterly Tax Distribution payable during the immediately following Quarterly Payment Period shall be reduced by such True-up Amount and the excess, if any, of the True-up Amount over such Permitted Quarterly Tax Distribution shall be applied to reduce the immediately following Permitted Quarterly Tax Distributions until such True-up Amount is entirely offset.

         The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $1.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

   INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED STOCK AND PREFERRED
                             STOCK OF SUBSIDIARIES

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Guarantor may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, if such Indebtedness is incurred or such Disqualified Stock is issued prior to March 15, 1998, or 2.25 to 1 thereafter, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period;

The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

         (i) the incurrence by the Company of Indebtedness represented by the Notes and the Indenture and the guarantee by any Subsidiary of such Indebtedness;

         (ii) the incurrence by the Company or any Guarantor of term Indebtedness under the Term Facility Tranche of the Senior Credit Facility (the "Term Facility Tranche"), letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential ability of the Company and the Guarantors thereunder) and related Guarantees (with the amount of such Guarantee not being duplicatively counted) under the Term Facility Tranche; provided that the aggregate principal amount of all Indebtedness outstanding under the Term Facility Tranche after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (ii), does not exceed an amount equal to $15.0 million less the aggregate amount of Net Proceeds from Asset Sales applied to permanently reduce the Indebtedness under the Term Facility Tranche and less the amount of any permanent reductions in commitments under the Term Facility Tranche subsequent to the date of the Indenture;

         (iii) the incurrence by the Company or any Guarantor of revolving credit Indebtedness under the revolving portion of the Senior Credit Facility (the "Revolving Credit Facility"), letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and the Guarantors thereunder) and related Guarantees (with the amount of such Guarantee not being duplicatively counted) under the Revolving Credit Facility; provided that the aggregate principal amount of all Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and the Guarantors thereunder) outstanding under the Revolving Credit Facility after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (iii), does not exceed the greater of the Borrowing Base at the time incurred or $125.0 million, in each case, less the sum of (a) the mandatory permanent reductions in commitments under the Revolving Credit Facility, up to $55 million, and (b) the aggregate amount of Net Proceeds from Asset Sales applied to permanently reduce the availability of revolving credit Indebtedness under the Revolving Credit Facility;

         (iv) the incurrence by the Company and the Guarantors of the Existing Indebtedness;

         (v) the incurrence by the Company or any Subsidiary of Hedging Obligations that are incurred for the purpose of fixing or hedging currency rate risk or interest rate risk with respect to any floating rate or fixed rate Indebtedness or otherwise swapping fixed rate to floating rate or floating rate to fixed rate Indebtedness for the purpose of hedging against interest rate risk that, in each case, is permitted by the terms of this Indenture to be outstanding;

         (vi) the incurrence by the Company or any Subsidiary of intercompany Indebtedness between or among the Company and any Subsidiary; provided, however, that any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

         (vii) the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Guarantor of the Company that was permitted to be incurred by another provision of this covenant;

         (viii) surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or any Guarantor in connection with judgements which do not result. in an Event of Default;

         (ix) the incurrence by the Company or the Guarantor of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness that was permitted by the Indenture to be incurred;

         (x) the incurrence of Indebtedness to a holder of Common Stock of the Company; provided, however, that (a) such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect the Notes,
(b) such Indebtedness does not, upon the happening of any event or otherwise, mature or become mandatorily redeemable, pursuant to a sinking fund obligation or other-wise, or become redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature, (c) such Indebtedness does not require any cash interest payments with respect such Indebtedness prior to 91 days after the date on which the Notes mature and (d) any sale or other transfer of any such Indebtedness to a Person that is not holder of Common Stock of the Company shall be deemed to constitute an incurrence of such Indebtedness by the Company;

         (xi) the incurrence by a Foreign Restricted Subsidiary of Indebtedness; provided, however, that the aggregate amount of outstanding Indebtedness incurred pursuant to this clause (xi) does not exceed $2.5 million at any time or such Indebtedness is incurred or guaranteed, directly or indirectly, as part of the Senior Credit Facility; and

         (xii) the incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate principal amount (or accredit value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant this clause (xii), not to exceed $15.0 million.

         For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xii) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accredit value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

         DESIGNATION OF UNRESTRICTED SUBSIDIARIES

         Any designation of an Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that any Investments in such entity, after giving effect to such designation, comply with the terms of the Indenture governing the designation of Unrestricted Subsidiaries and are permitted by the covenant described above under the caption "Certain Covenants-Restricted Payments." If, at any time, any Unrestricted Subsidiary fails to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such subsidiary shall be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock of Subsidiaries," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants-Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock of Subsidiaries," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

         LIENS

         The Indenture provides that the Company will not and will not permit any of its Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of their property or assets, now owned or hereafter acquired, securing (i) Indebtedness incurred in violation of the Indenture, (ii) Indebtedness of the Company to any Subsidiary or Unrestricted Subsidiary or (iii) Indebtedness which by its terms is subordinate or junior in the right of payment to any other Indebtedness unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

         DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i) (a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) existing agreements as in effect on the date of the

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



Indenture, (b) the Senior Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, extensions, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement, extensions or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Senior Credit Facility as in effect on the date of the Indenture, (c) the Indenture and the Notes, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in leases or agreements entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) Indebtedness of Guarantors or Foreign Restricted Subsidiaries, provided that such Indebtedness was permitted to be incurred pursuant to the Indenture, or (i) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

         MERGER, CONSOLIDATION, OR SALE OF ASSETS

         The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Guarantor, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock of Subsidiaries."

         The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Guarantor unless (i) subject to the provisions related to the release of a Subsidiary Guarantor as set forth under the caption "Subsidiary Guarantees," the Person formed by or surviving any such consolidation or merger (if other than such Guarantor or the Company) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes, the Indenture (unless released as provided in the Indenture) and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

         SUBSIDIARY GUARANTEES

         The Indenture provides that if the Company or any of its Subsidiaries shall acquire or create another Subsidiary after the date of the Indenture or designate an Unrestricted Subsidiary to be a Subsidiary, then such newly acquired, created or designated Subsidiary shall execute a Subsidiary Guarantee pursuant to which such Subsidiary shall become a Guarantor on a senior subordinated basis (pursuant to the subordination provisions substantially similar to those described above under the caption "-Subordination") of the Company's payment obligations under the Notes and the Indenture, and deliver

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



an opinion of counsel, in accordance with the terms of the Indenture, provided, that this covenant shall not apply to (i) any Subsidiary that has been properly designated as an Unrestricted Subsidiary in accordance with the Indenture for so long as it continues to constitute an Unrestricted Subsidiary and (ii) any Foreign Restricted Subsidiary. The Company has two domestic subsidiaries whose sole assets are the equity interests of Key Plastics, U.K. The Company has two other domestic Subsidiaries whose sole assets are the equity interests of Key Plastics de Mexico 2 S.A. del. C.V. Such subsidiaries are Guarantors as provided herein.

         The Indenture provides that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee and the Trustee shall provide the Company with a certificate certifying that such Guarantor has been so released and relieved of its obligations; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Repurchase at Option of Holders-Asset Sales."

         TRANSACTIONS WITH AFFILIATES

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make, or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (v) any employment or consulting agreement or arrangement entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (w) transactions between or among the Company and/or its Subsidiaries and (x) Restricted Payments that are permitted by the provisions of the -Indenture described above under the caption "-Restricted Payments," (y) Permitted Quarterly Tax Distributions and (z) Permitted Investments, in each case, shall not be deemed Affiliate Transactions.

         NO SENIOR SUBORDINATED DEBT

         The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes.

         BUSINESS ACTIVITIES

         The Company will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

         PAYMENTS FOR CONSENT

         The Indenture provides that neither the Company nor any of its Subsidiaries or Unrestricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent,

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



waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

         REPORTS

         The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

         The Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "-Change of Control," or "-Asset Sales"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes, (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $2.5 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $2.5 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) except as permitted by the Indenture, any Subsidiary Guarantee by a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Guarantor that is a Significant Subsidiary, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

         If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default

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



(except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to March 15, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to March 15, 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

         The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

         The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal

Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

         A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

         The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

         Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes.


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



         Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

         CONCERNING THE TRUSTEE

         The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

         The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY; DELIVERY AND FORM

         Except as described in the next paragraph, the Notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the "Global Notes"). The Global Notes will be deposited on the date of issuance with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

         Notes (i) originally purchased by or transferred to "foreign purchasers" or institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) ("Accredited Investors") who are not "qualified institutional buyers" (as defined in Rule 144A promulgated under the Securities Act) ("QIBS") or (ii) held by QIBs or institutional Accredited Investors who are not QIBs who elect to take physical delivery of their certificates instead of holding their interest through a Global Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (the "Certificated Security"). Upon the transfer to a QIB or another institutional Accredited Investor who is not a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Certificates have previously been exchanged in whole for Certificated Securities, be exchanged for an interest in a Global Note.

         The Global Notes. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. QIBs and institutional Accredited Investors who are not QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

         So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in any of the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

         Payments of the principal of, premium (if any) and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

         The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

         Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

         DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

         DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities transactions between participants through electronic book-entry changes in accounts in participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

         Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Notes.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

         The Company and the Initial Purchasers entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the New Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for New Notes. If
(i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or
(C) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Note until (i) the date on which such Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of a Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Act.

         The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 45 days after the Closing Date, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 105 days after the Closing Date, (iii) unless the Exchange Offer would not be permitted by Applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 45 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 105 days after such obligation arises. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

         Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

         CERTAIN DEFINITIONS

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness any other Person existing at the time such other Person is merged with or into or became a subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

         "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory, goods and services in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company 'and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-Change of Control" and/or the provisions described above under the caption "-Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Subsidiary; or by a Subsidiary to the Company or to another Subsidiary (ii) an issuance of Equity Interests by a Subsidiary to the Company or to another Subsidiary, and (iii) any Restricted Payment, Permitted Investment or dividend or distribution that is permitted by the covenant described above under the caption "-Restricted Payments" will not be deemed to be Asset Sales.

         "Borrowing Base" means, as of any date, an amount equal to the sum of
(a) $55.0 million, (b) 90% of the face amount of all accounts receivable owned by the Company, its Subsidiaries and Key Plastics U.K. as of such date and (c) 60% of the book value on a FIFO basis of all inventory owned by the Company, its Subsidiaries and Key Plastics U.K. as of such date, all calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available information for purposes of calculating the Borrowing Base.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

         "Capital Stock" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership., interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

         "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's "), (iv) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Credit Facility or with any domestic commercial bank having capital and surplus in excess of $250.0 million and a Keefe Bank Watch Rating of "B" or better, (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii), (iii). and (iv) above entered into with any financial institution meeting the qualifications specified in clause (iv) above, (vi) commercial paper having one of the two highest ratings obtainable from Moody's or S&P and in each case maturing within six months after the date of acquisition and (vii) investments in money market funds which invest substantially all their assets in securities of the types described in clauses
(i) through (vi) above.

         "Change of Control" means the occurrence of any of the following: (i) the adoption of a plan relating to the liquidation or dissolution of the Company, (ii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that (a) prior to an Initial Public Offering, any "person" (as defined above), other than the Principals and their Related Parties, (1) becomes the "beneficial owner" (as such term is defined in Rule 13d- 3 and Rule l3d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), (2) becomes a shareholder of the Company with the right to appoint or remove directors of the Company holding 50% or more of the voting rights at meetings of the Board of Directors on all, or substantially all, matters or (3) becomes able to exercise the right to give directions with respect to the operating and financial policies of the Company with which the relevant directors are obligated to comply by reason of (A) provisions contained in the organization documents of the Company, or (B) the existence of any contract permitting such person to exercise control over the Company, or (b) after an Initial Public Offering, any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule l3d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 30% of the total of the Voting Stock of the Company (measured by voting power rather than number of shares), and, the Principals, collectively, are the "beneficial owners" of a lesser percentage of the Voting Stock of the Company than such other "person" and do not have the right or ability by voting power, contract or otherwise, to elect or designate for election, a majority of the Board of Directors of the Company, (iii) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors, (iv) the Company consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) or (v) the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person pursuant to a transaction in which none of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property.

         "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) if the Company is not an S-Corporation or substantially similar pass-through entity for Federal income tax purposes, any provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other noncash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Subsidiary thereof, (h) the Net Income of any Subsidiary that is not a Guarantor shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income (or loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Subsidiaries.

         "Consolidated Net Worth " means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

         "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

         "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

         "Designated Senior Debt" means (i) any Indebtedness outstanding under the Senior Credit Facility and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt."

         "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

         "Estimation Period" means the period for which a stockholder who is an individual is required to estimate for Federal income tax purposes his allocation of taxable income from a calendar year in connection with determining his estimated federal income tax liability for such period.

         "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

         "Fixed Charges" means, with respect to any Person and its Subsidiaries for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and (ii) the consolidated interest of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

         "Fixed Charge Coverage Ratio" means with respect to any Person and its Subsidiaries for any period, the ratio of the Consolidated Cash Flow of such Person and its Subsidiaries for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

         "Foreign Restricted Subsidiary" means a Subsidiary that is not formed under the laws of the United States of America or of a state or territory thereof.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Guarantors" means (i) each of Key Plastics International LLC, Key Plastics Automotive LLC and Key Plastics Technology, LLC and (ii) any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

         "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) foreign exchange contracts and currency swap agreements, or (iii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency values.

         "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accredit value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

         "Initial Public Offering" means the sale of capital stock of the Company pursuant to (a) a registration statement under the Securities Act that has been declared effective by the Commission or (b) a public offering outside the United States and which results, in either case, in an active trading market for such shares. An active trading market shall be deemed to exist if such shares are listed on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market System or any major international trading market exchange.

         "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates), in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, provided that the deferral of existing royalty and management fees owing by any Unrestricted Subsidiary to the Company consistent with the past practice of the Company shall not be "Investments" provided that any such amounts are not included as revenues of the Company and the Subsidiaries during such deferral period for purposes of calculating any amounts under the Indenture.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

         " Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

         "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

         "Non-Competition Agreement" means, collectively, the provisions contained in the Employment and Noncompetition Agreements, each dated August 5, 1988, between the Company and certain shareholders of the Company, and in the Consulting and Noncompetition Agreement, dated August 9, 1990, between the Company and a certain shareholder of the Company, whereby such shareholders agreed not to compete with the Company on the terms and conditions set forth therein, as amended on November 17, 1992, and as amended subsequent to the date of the Indenture.

         "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender-, (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Subsidiaries; provided, however, that Indebtedness that would otherwise be NonRecourse Debt but for the reason that the Company or a Subsidiary may be directly or indirectly liable as a guarantor or otherwise, such Indebtedness will be considered Non-Recourse Debt if the guarantee of such Indebtedness or other obligation with respect to such Indebtedness was not prohibited at the time of its incurrence by the covenants described under the captions "-Restricted Payments" and "-Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock of Subsidiaries" (with the amount of the Restricted Payment or Indebtedness, as the case may be, being equal to the principal amount of the Indebtedness so guaranteed, directly or indirectly, by the Company or any Subsidiary or for which the Company or any Subsidiary may be, directly or indirectly, obligated).

         "Obligations" means any principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Permitted Businesses" means (a) any business in which the Company and its Subsidiaries are engaged on the date of the Indenture or any reasonable extension or expansion of such businesses and (b) any business similar or related to the manufacture, design, marketing, distribution or resale of automotive parts or plastic products, parts, components or assemblies.

         "Permitted Investments" means (a) any Investment in the Company or in a Subsidiary; (b) any Investment in Cash Equivalents; (c) any Investments existing on the date of the Indenture after giving effect to the intended use of proceeds set forth and transactions referred to under the caption "Use of Proceeds" of the offering memorandum pursuant to which the Series A Notes were issued and any amendment, modification, restatement, supplement, extension, renewal, refunding, replacement, refinancing, in whole or in part, thereof; provided that the aggregate amount of such Investments under this clause (c) do not at any time exceed, in the aggregate, the amount of such Investments outstanding on the date of the Indenture (d) any Investment by the Company or any Subsidiary of the Company, if as a result of such Investment (i) such Person becomes a Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Subsidiary of the Company; (e) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-Repurchase at the Option of Holders- Asset Sales;" (f) any acquisition of assets in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (g) loans and advances to employees and officers of the Company and its Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $1,000,000 at any one time outstanding; and (h) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken to ether with all other Investments made pursuant to this clause (h) that are at the time outstanding, not to exceed $12.5 million.

         "Permitted Junior Securities" means Equity Interests in the Company or debt securities that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt pursuant to Article 10 of the Indenture.

         "Permitted Quarterly Tax Distributions" means quarterly distributions of Tax Amounts determined on the basis of the estimated taxable income of the Company, for the related Estimation Period, provided, however, that, (A) prior to any distributions of Tax Amounts the Company shall deliver an officers' certificate certifying that the Tax Amounts to be distributed were determined pursuant to the terms of the Indenture and stating to the effect that the Company qualifies as an S-Corporation or substantially similar pass-through entity for Federal income tax purposes and (B) at the time of such distributions, the most recent audited financial statements of the Company reflect that the Company was treated as an S- Corporation or substantially similar pass-through entity for Federal income tax purposes for the period covered by such financial statements.

         "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that: (i) the principal amount (or accredit value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accredit value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith, including any premiums on principal); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

         "Principals" mean (i) any or all of David Benoit, George Mars and Joel Tauber and (ii) any trust established by any of the foregoing provided that the beneficiaries of the trust are members of such person's immediate family and such person maintains sole voting power over the shares held by such trust.

         "Purchase and Sale of Shares Promissory Agreement" means the Purchase and Sale of Shares Promissory Agreement, dated October 21, 1996, by and between the Company and the other parties named therein.

         "Quarterly Payment Period" means the period commencing on the tenth day and ending on and including the twentieth day of each month in which Federal individual estimated tax payments are due provided that payments in respect of estimated state income taxes due in January may instead, at the option of the Company, be paid during the last 20 days of the immediately preceding December.

         "Related Party" with respect to any Principal means (A) any controlling stockholder, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (B) or trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

         "Restricted Investment" means an Investment other than a Permitted Investment.

         "Senior Credit Facility" means that certain Credit Agreement, dated as of March 24, 1997, by and among the Company, the lenders party thereto from time to time and NBD Bank, as agent for such lenders, providing for up to $140.0 million of credit borrowings, including any related notes, guarantees, letters of credit, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, restated, supplemented, extended, renewed, refunded, replaced, refinanced or defeased from time to time.

         "Senior Debt" means (i) all Indebtedness and other obligations and liabilities outstanding at any time tinder the Senior Credit Facility permitted under clauses (ii) and (iii) of the second paragraph of the covenant described above under the caption "-Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock of Subsidiaries," (ii) any other Indebtedness permitted to be incurred by the Company or any Subsidiary under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on parity with or subordinated in right of payment to the Notes including, without limitation, any Indebtedness of any Subsidiary to the Company unless such intercompany Indebtedness expressly provides that it is subordinated to the Notes and (iii) all Obligations with respect to the foregoing as described in clauses (i) and (ii) above, and in all cases whether now outstanding or hereafter created, assumed or incurred and including, without limitation, interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided in the relevant document, whether or not an allowed claim. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

         "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

         "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of in interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to' repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

         "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof). Notwithstanding the foregoing, a "Subsidiary" shall: (x) include, with respect to any Person, any corporation, association or other business entity in which Such Person or a Subsidiary of such Person holds at least 35% of the equity and has the ability to direct the policies and business decisions of such corporation, association or other business entity, whether by control of the Board of Directors, contract or otherwise; and (y) not include, with respect to any Person, any Unrestricted Subsidiary of such Person.

         "Subsidiary Guarantee" means a Guarantee by a Subsidiary on a senior subordinated basis of the Company's payment obligations under the Notes and the Indenture.

         "Tax Amounts" with respect to any taxable period shall not exceed an amount equal to (A) the product of (x) the taxable income of the Company for such period as determined by the Tax Amounts CPA and (y) the Tax Percentage reduced by (B) to the extent not previously taken into account, any income tax benefit attributable to the Company which could be realized (without regard to the actual realization) by its stockholders in the current or any prior taxable year, or portion thereof, commencing on or after the Issue Date (including any tax losses or tax credits), computed at the applicable Tax Percentage for the year that such benefit is taken into account for purposes of this computation.

         "Tax Amounts CPA " means a nationally recognized certified public accounting firm.

         "Tax Percentage" means, for a particular taxable year, the highest effective marginal combined rate of Federal and state income tax, imposed on an individual taxpayer, as certified by the Tax Amounts CPA in a certificate filed with the Trustee. The rate of "state income tax" to be taken into account for purposes of determining the Tax Percentage for a particular taxable year shall be deemed to be the highest state marginal tax rate applicable to any stockholder.

         "True-up Amount" means, in respect of a particular taxable year, an amount determined by the Tax Amounts CPA equal to the difference between (i) the aggregate Permitted Quarterly Tax Distributions actually distributed in respect of such taxable year and (ii) the actual Tax Amounts for such year. For purposes of this Agreement, the amount equal to the excess, if any, of the amount described in clause (i) over the amount described in clause (ii) above shall be referred to as the "True-up Amount due to the Company" and the excess, if any, of the amount described in clause (ii) over the amount described in clause (i) above shall be referred to as the "True-up Amount due to the stockholders."

         "True-up Determination Date" means the date on which the Tax Amounts CPA delivers a statement to the Trustee indicating the True-up Amount.

         "Unrestricted Subsidiary" means any Person who would otherwise be a Subsidiary, but for the fact that such Person is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Person: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results, other than to the extent permitted in the definition of Non-Recourse Debt; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries;

         "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. The Company recommends that each holder consult such holder's own tax advisor as to the particular tax consequences of exchanging such holder's Series A Notes for Series B Notes, including the applicability and effect of any state, local or foreign tax laws.

         The Company believes that the exchange of Series A Notes for Exchange Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the Series B Notes will not be considered to differ materially in kind or extent from the Series A Notes. Rather, the Series B Notes received by a holder will be treated as a continuation of the Series A Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Series A Notes for Exchange Notes pursuant to the Exchange Offer.

                              PLAN OF DISTRIBUTION

         Based on interpretations by the Staff set forth in no-action letters issued to third parties, the Company believes that Series B Notes issued pursuant to the Exchange Offer in exchange for the Series A Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker dealer who acquired Notes directly from the Company or (iii) broker-dealers who acquired Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Series B Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Series B Notes; provided that broker-dealers ("Participating Broker-Dealers") receiving Series B Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of such Series B Notes. To date, the Staff has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Series A Notes to the Initial Purchasers) with the Prospectus contained in the Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Series B Notes. The Company has agreed that, for a period of 365 days after the Expiration Date, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal.

         Each holder of the Series A Notes who wishes to exchange its Series A Notes for Series B Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "The Exchange Offer - Terms and Conditions of the Letter of Transmittal." In addition, each holder who is a broker-dealer and who receives Series B Notes for its own account in exchange for Series A Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Series B Notes.

         The Company will not receive any proceeds from any sale of Series B Notes by broker-dealers. Series B Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Series B Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or a negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Series B Notes. Any brokered dealer that resells Series B Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Series B Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Series B Notes and any commissions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions and concession of any brokers or dealers and will indemnify holders of the Series A Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities act, as set forth in the Registration Rights Agreement.


                                  LEGAL MATTERS

         Certain legal matters with respect to the Notes will passed upon for the Company by Dykema Gossett PLLC, Detroit, Michigan.



                                     EXPERTS

         The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of income, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1996, included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 ----
Report of Independent Accountants...........................       F-2
Consolidated Balance Sheets -- December 31, 1996 and 1995...       F-3
Consolidated Statements of Income -- Years Ended December
  31, 1996, 1995, and 1994..................................       F-4
Consolidated Statements of Shareholders' Deficit -- Years
  Ended December 31, 1996, 1995,
  and 1994..................................................       F-5
Consolidated Statements of Cash Flows -- Years Ended
  December 31, 1996, 1995 and 1994..........................       F-6
Notes to Consolidated Financial Statements..................    F-7-15

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Key Plastics, Inc.:

        We have audited the accompanying consolidated balance sheets of Key Plastics, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Key Plastics, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 11, the accompanying financial statements for the years ended December 31, 1995 and 1994 have been revised.


Coopers & Lybrand Sig.

Detroit, Michigan
March 3, 1997, except as to the information presented in paragraph 2 in Note 12, for which the date is March 19, 1997.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                  1996           1995
                                                                  ----           ----
ASSETS
Current assets:
  Accounts receivable, net..................................  $ 43,131,344   $ 29,406,392
  Inventories...............................................    35,634,636     22,063,953
  Prepaid expenses..........................................     2,075,589      1,169,835
                                                              ------------   ------------
       Total current assets.................................    80,841,569     52,640,180
Property, plant and equipment, net..........................    98,908,150     68,183,780
Intangibles, net............................................     8,516,123      2,844,297
Other assets................................................     4,938,500      2,421,728
                                                              ------------   ------------
       Total assets.........................................  $193,204,342   $126,089,985
                                                              ============   ============
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt......................  $ 64,484,121   $ 17,172,590
  Accounts payable..........................................    35,706,663     19,189,716
  Outstanding checks in excess of cash balances.............     5,371,686      1,017,869
  Accrued interest..........................................     5,275,094      3,771,017
  Accrued payroll...........................................     3,527,258      1,570,546
  Other accrued liabilities.................................     6,699,633        865,009
                                                              ------------   ------------
       Total current liabilities............................   121,064,455     43,586,747
Capital lease obligation....................................     2,057,059      2,669,133
Long-term debt..............................................    82,520,618     99,797,587
Other long-term obligations.................................     3,124,779        911,332
Shareholders' equity (deficit):
  Common stock, par value $.30 per share; 450,000 shares
     authorized and 315,908 and 316,834 shares issued and
     outstanding for 1996 and 1995, respectively............        94,772         95,050
  Additional paid-in capital................................     9,786,603     10,002,725
  Accumulated deficit.......................................   (25,703,244)   (30,972,589)
  Currency translation......................................       259,300             --
                                                              ------------   ------------
       Total shareholders' equity (deficit).................   (15,562,569)   (20,874,814)
                                                              ------------   ------------
       Total liabilities and shareholders' equity
          (deficit).........................................  $193,204,342   $126,089,985
                                                              ============   ============

    The accompanying notes are an integral part of the financial statements.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                         1996           1995           1994
                                                         ----           ----           ----
Net sales..........................................  $217,086,635   $179,250,924   $194,111,889
Cost of sales......................................   177,634,483    141,707,160    158,051,681
                                                     ------------   ------------   ------------
     Gross profit..................................    39,452,152     37,543,764     36,060,208
Selling, general and administrative expenses.......    16,532,360     15,531,393     13,955,313
Amortization.......................................       657,495        640,811        783,686
                                                     ------------   ------------   ------------
     Operating income..............................    22,262,297     21,371,560     21,321,209
Interest expense...................................    15,211,183     14,292,010     12,752,054
                                                     ------------   ------------   ------------
     Net income....................................  $  7,051,114   $  7,079,550   $  8,569,155
                                                     ============   ============   ============
Net income per common share and common share
  equivalents......................................        $21.33         $21.18         $25.42
                                                     ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                         COMMON STOCK      ADDITIONAL
                                       -----------------     PAID-IN     ACCUMULATED     CURRENCY
                                       SHARES    AMOUNT      CAPITAL       DEFICIT      TRANSLATION      TOTAL
                                       ------    ------    ----------    -----------    -----------      -----
Balances, January 1, 1994............  326,781   $98,035   $10,557,995   $(40,497,359)                $(29,841,329)
Issuance of common stock.............    1,694       508        82,498                                      83,006
Dividend distributions, $6.45 per
  share..............................                                      (2,098,745)                  (2,098,745)
Purchase and constructive retirement
  of common stock....................   (3,074)     (923)     (138,257)                                   (139,180)
Net income...........................                                       8,569,155                    8,569,155
                                       -------   -------   -----------   ------------    --------     ------------
Balances, December 31, 1994..........  325,401    97,620    10,502,236    (34,026,949)                 (23,427,093)
Dividend distributions, $6.54 per
  share..............................                                      (4,025,190)                  (4,025,190)
Purchase and constructive retirement
  of common stock....................   (8,567)   (2,570)     (499,511)                                   (502,081)
Net income...........................                                       7,079,550                    7,079,550
                                       -------   -------   -----------   ------------    --------     ------------
Balances, December 31, 1995..........  316,834    95,050    10,002,725    (30,972,589)                 (20,874,814)
Dividend distributions, $5.63 per
  share..............................                                      (1,781,769)                  (1,781,769)
Purchase and constructive retirement
  of common stock....................     (926)     (278)     (216,122)                                   (216,400)
Currency translation.................                                                    $259,300          259,300
Net income...........................                                       7,051,114                    7,051,114
                                       -------   -------   -----------   ------------    --------     ------------
Balances, December 31, 1996..........  315,908   $94,772   $ 9,786,603   $(25,703,244)   $259,300     $(15,562,569)
                                       =======   =======   ===========   ============    ========     ============

    The accompanying notes are an integral part of the financial statements.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 1996, 1995, AND 1994

                                                          1996           1995           1994
                                                          ----           ----           ----
Cash flows from operating activities:
  Net income........................................  $  7,051,114   $  7,079,550   $  8,569,155
                                                      ------------   ------------   ------------
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation...................................     9,174,944      6,971,368      5,483,469
     Amortization...................................       657,495        640,811        783,686
  Decrease (increase) in assets:
     Accounts receivable............................   (13,724,952)      (737,030)    (7,940,450)
     Inventories....................................   (13,570,683)     4,784,426     (4,540,689)
     Prepaid expenses...............................      (905,754)       (35,551)       315,762
  Increase (decrease) in liabilities:
     Accounts payable...............................    16,516,947     (7,317,872)     9,804,905
     Other accrued liabilities......................     9,295,413        309,973        780,468
                                                      ------------   ------------   ------------
       Total adjustments............................     7,443,410      4,616,125      4,687,151
                                                      ------------   ------------   ------------
          Net cash provided by operating
            activities..............................    14,494,524     11,695,675     13,256,306
                                                      ------------   ------------   ------------
Cash flows from investing activities:
  Acquisitions of property, plant and equipment,
     net............................................   (16,738,353)   (14,046,654)   (16,189,222)
  Property, plant and equipment from acquired
     businesses.....................................   (23,108,961)            --             --
  Increase in other assets, net.....................    (8,102,038)    (1,814,835)      (261,969)
                                                      ------------   ------------   ------------
          Net cash used in investing activities.....   (47,949,352)   (15,861,489)   (16,451,191)
                                                      ------------   ------------   ------------
Cash flows from financing activities:
  Net borrowings under debt agreements..............    45,464,204     14,124,549      8,644,378
  Principal payments under debt agreements and
     capital lease obligations......................   (16,041,717)    (5,546,172)    (3,228,038)
  Long-term agreements to finance acquisitions......     1,676,693             --             --
  Purchase of common stock..........................      (216,400)      (502,081)      (139,179)
  Dividend distributions............................    (1,781,769)    (4,025,190)    (2,098,746)
  Change in outstanding checks......................     4,353,817        114,708         16,470
                                                      ------------   ------------   ------------
          Net cash provided by financing
            activities..............................    33,454,828      4,165,814      3,194,885
                                                      ------------   ------------   ------------
Net increase in cash................................             0              0              0
Cash, beginning of year.............................             0              0              0
                                                      ------------   ------------   ------------
Cash, end of year...................................  $          0   $          0   $          0
                                                      ============   ============   ============
Supplemental disclosure of cash flow information --
  Cash paid during the year for interest............  $ 13,888,749   $ 13,209,030   $ 12,722,511
                                                      ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION -- The consolidated financial statements include the accounts of Key Plastics, Inc. and its majority-owned or controlled subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

INVENTORIES -- Inventories are stated at the lower of cost or market with cost determined using the FIFO (first-in, first-out) method.

REVENUE RECOGNITION:

     Manufactured Parts -- Sales are recognized on manufactured parts when the parts are shipped to the customer. Returns and allowances are recorded as a reduction of sales in the period they occur.

     Tooling -- Costs of tooling purchased or produced are included in work-in-progress inventory. Generally, such tooling is owned by the customer and used by the Company for the production of parts for the respective customer. Income from contracts for the manufacture of customer tooling is accounted for under the completed-contract method of accounting, which recognizes revenue upon completion of contracts or identifiable segments. Costs in excess of customer reimbursement are capitalized and amortized over the related part's production period. Such capitalized costs, net of amortization, are included in other assets.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets.

     The general ranges of lives are as follows:

Building and improvements...................................    25 to 30 years
Machinery and equipment.....................................     3 to 15 years
Furniture and fixtures......................................     3 to 10 years

     Maintenance and repairs are expensed; renewals and betterments are capitalized. Upon retirement, replacement, or sale, gains or losses are included in income. The costs of major refurbishments and improvements to tools, utilized in the manufacturing process, are capitalized in property, plant and equipment and amortized over the lesser of three years or the remaining useful life of the tool.

INTANGIBLES:

     Goodwill -- Goodwill represents the excess of amounts paid and liabilities assumed over the fair value of identifiable tangible and intangible assets acquired. This amount is amortized using the straight-line method over a period of 15 years. The company evaluates the carrying value of goodwill for potential impairment on an ongoing basis. Such evaluations compare operating income before amortization of goodwill to the amortization recorded for the operations to which the goodwill relates. The company also considers projected future operating results, trends and other circumstances in making such estimates and evaluations.

     Deferred Financing Costs -- Deferred financing costs represent costs incurred in connection with obtaining financing. These costs are amortized over the period the loans are outstanding.

     Other Intangibles -- Other intangibles are amortized using the straight-line method over five to 10 years.

     Preproduction Costs -- Preproduction costs associated with the start-up of manufacturing activities related to new parts are included in the cost of sales in the period incurred.

INCOME TAXES -- The Company has elected to be taxed as an S-Corporation. Under the provisions of this election, the Company is not subject to federal income taxes. The Company's policy is to pay dividends to shareholders for the income taxes due on the shareholders' share of the Company's taxable income. Under the terms of a shareholder tax allocation agreement, the shareholders are required to make additional capital

                      KEY PLASTICS, INC. AND SUBSIDIARIES

1. SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED contributions to the Company equivalent to the income tax benefit resulting from their share of the Company's taxable losses. The additional capital contributions are recorded when received.

EARNINGS PER COMMON SHARE AND COMMON SHARE EQUIVALENTS -- Earnings per share is based on the weighted average number of shares of common stock outstanding and, to the extent dilutive, common stock equivalents (relating to stock options and warrants) outstanding during the period.

MAJOR CUSTOMER AND CONCENTRATION OF CREDIT RISK -- The Company manufactures injection molded plastic parts for sale primarily to domestic automobile manufacturers and their suppliers. Substantially all of the Company's net sales and accounts receivable are with three domestic automobile manufacturers and their suppliers. Net sales to one of these customers accounted for approximately 58 percent of net sales in 1996, approximately 57 percent of 1995 sales and approximately 62 percent in 1994. Net sales to a second one of these customers accounted for approximately 9 percent of sales in 1996, approximately 10 percent in 1995 and approximately 11 percent in 1994.

ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made to the 1995 financial statements to conform with classifications used in 1996.

2. INVENTORIES

     The components of inventories consist of the following:

                                                            DECEMBER 31,
                                                      -------------------------
                                                         1996          1995
                                                         ----          ----
Raw materials.......................................  $ 7,859,701   $ 5,645,958
Work in process.....................................    2,584,080     1,975,308
Finished goods......................................    7,586,917     4,217,179
Customer tooling in process.........................   17,603,938    10,225,508
                                                      -----------   -----------
     Total..........................................  $35,634,636   $22,063,953
                                                      ===========   ===========

                      KEY PLASTICS, INC. AND SUBSIDIARIES

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1996           1995
                                                                  ----           ----
Land........................................................  $  2,159,746   $  1,563,585
Building and improvements...................................    35,182,494     19,994,952
Machinery and equipment.....................................   102,724,181     69,984,842
Furniture and fixtures......................................     4,641,092      2,961,868
Construction-in-progress....................................     1,844,632      5,546,328
                                                              ------------   ------------
     Total..................................................   146,552,145    100,051,575
Less accumulated depreciation...............................    47,643,995     31,867,795
                                                              ------------   ------------
     Total..................................................  $ 98,908,150   $ 68,183,780
                                                              ============   ============

4. INTANGIBLES

     Intangible assets consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                                 ----         ----
Goodwill....................................................  $6,592,469   $  498,965
Deferred financing costs....................................   4,164,458    3,831,958
Other intangibles...........................................     836,002      916,002
                                                              ----------   ----------
Total.......................................................  11,592,929    5,246,925
Less accumulated amortization...............................   3,076,806    2,402,628
                                                              ----------   ----------
Total.......................................................  $8,516,123   $2,844,297
                                                              ==========   ==========

                      KEY PLASTICS, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1996           1995
                                                                  ----           ----
Senior Notes due November 1999 requiring semiannual interest
  payments at the rate of 14%...............................  $ 65,000,000   $ 65,000,000
Revolving credit loan, bank, due May 1, 1997 requiring
  monthly interest payments at prime (8.25% at December 31,
  1996).....................................................    28,988,307     16,260,684
Demand note, bank requiring monthly interest payments at
  prime plus .5% (8.75% at December 31, 1996)...............     9,000,000      9,000,000
Installment financing, payable in monthly installments of
  $250,000 plus interest at prime (8.25% at December 31,
  1996).....................................................     7,500,000     10,500,000
Industrial Development Revenue Bond, due August 1999,
  requiring semiannual interest payments at rates ranging
  from 6.9% to 7.2% and annual principal payments of
  $465,000 to $1,000,000....................................     2,465,000      3,265,000
Economic Development Revenue Bonds, payable on demand and
  due July 1, 2004, requiring monthly interest payments at a
  floating interest rate (3.8% at December 31, 1996)........     3,600,000      4,050,000
Installment notes, due from January 1995 to April 1997,
  requiring monthly principal payments plus interest at
  prime plus 1.5% (9.25% at December 31, 1996)..............        64,809        359,405
Bank note payable, due April 1997, requiring monthly
  interest payments at prime (8.25% at December 31, 1996)...     5,500,000             --
Installment notes, due from June 1998 to December 2003,
  requiring semiannual principal payments plus interest of
  8% or 11.64%, payable in Portuguese Escudos...............       895,761             --
1992 & 1994 series bonds, requiring semiannual principal
  payments plus interest of 11.75%, payable in Portuguese
  Escudos...................................................     2,903,226             --
Working capital loan collateralized by accounts receivable
  of MaP (Portugal) operation. Interest for these loans
  averages 12%..............................................     2,721,548             --
Term loan and revolving credit facility, bearing interest at
  LIBOR plus 2.5% (8.75% at December 31, 1996), payable in
  British Pounds Sterling...................................     9,831,000             --
Subordinated Shareholders' Notes due August 2000, requiring
  semiannual interest payment at the rate of 12%............     8,535,088      8,535,088
                                                              ------------   ------------
     Total..................................................   147,004,739    116,970,177
Less current maturities.....................................    64,484,121     17,172,590
                                                              ------------   ------------
     Total..................................................  $ 82,520,618   $ 99,797,587
                                                              ============   ============

     Principal payments of long-term debt for each of the next five years is as follows:

Current maturities..........................................  $64,484,121
1998........................................................    4,955,736
1999........................................................   67,759,452
2000........................................................    9,329,540
2001........................................................      475,890

     The Company's financing agreements contain many restrictive loan covenants, some of which require the Company to maintain minimum levels of working capital, require the maintenance of specified financial ratios,

                      KEY PLASTICS, INC. AND SUBSIDIARIES

LONG-TERM DEBT -- (CONTINUED)
and restrict specified payments, including dividends. Under the most restrictive covenant, the Company can only distribute dividends to shareholders equal to their respective tax liabilities generated from the Company.

     Substantially all of the Company's assets are pledged as collateral for long-term debt.

     The Economic Development Revenue Bonds are classified within current maturities of long-term debt because the bonds are redeemable at the option of the bondholders. Management believes the bonds can be remarketed in the event the bondholders require redemption. The Bonds are collateralized by a $3.6 million letter of credit issued by a bank.

     At December 31, 1996, the Company had the following additional open letters of credit. The Industrial Development Revenue Bond is collateralized by a $2.5 million bank letter of credit. The Company is self-insured in the State of Michigan for workers' compensation. As such, the Company has a bank letter of credit in the amount of $815,000 to serve as collateral for any potential claims. The Company pays commitment fees on the above letters of credit in the amount of 1.5 percent per year of the committed amount.

     The Company has a $41.0 million working capital line of credit. Interest under the facility is at prime. Additional available borrowings under the facility are limited primarily to a percentage of accounts receivable and inventory and were approximately $1.0 million on December 31, 1996.

     The Subordinated Shareholders' Notes are uncollateralized and subordinate to all present and future bank indebtedness of the Company. Payments of principal or interest to shareholders are subject to certain restrictions under the terms of the Company's Senior Notes. If an employee-shareholder breaches the terms of certain noncompete provisions, that person may forfeit any amount due and owing to him or her under the Subordinated Shareholders' Notes. Interest expense includes $1,024,000 in 1996, $1,099,000 in 1995 and $1,200,000 in 1994
related to the Subordinated Shareholders' Notes.

     On February 19, 1997 the Company commenced an offer to repurchase the Senior Notes at an expected 11% premium. As such, the Company estimates the fair value of those notes at $72.2 million from February 19, 1997 until the offer expires on March 18, 1997. See Note 12, Subsequent Events, for a more detailed discussion of the transaction.

     The carrying amount of the bank debt and the remaining other long-term debt instruments approximate fair value as the floating rates inherent in this debt reflect changes in overall market interest rates. The estimated fair value of the Industrial Revenue Bond is approximately the book value of $3,265,000 as estimated by discounting future cash flows based on the Company's incremental borrowing rate for similar types of debt instruments. The carrying amount of the Company's Subordinated Shareholders' Notes approximates fair value.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

6. LEASES

     During 1994, the Company entered into four capital leases for a production plant and various equipment in Mexico. The assets recorded under the capital leases as included in property plant and equipment in the accompanying consolidated balance sheets consist of the following:

                                                                 1996         1995
                                                                 ----         ----
Land........................................................  $  406,965   $  406,965
Production facility.........................................   2,170,914    2,170,914
Equipment...................................................     207,567      207,567
                                                              ----------   ----------
     Total..................................................   2,785,446    2,785,446
                                                              ----------   ----------
Less accumulated amortization...............................     130,373       35,917
                                                              ----------   ----------
Total.......................................................  $2,655,073   $2,749,529
                                                              ==========   ==========

     Present value of net minimum lease payments under the capital leases is $1,894,640.

     During 1995, the Company entered into a 10 year operating lease for Novi, Michigan. The executive, engineering and sales departments moved to this location. The Company also holds a renewable 4 year operating lease for the Grand Rapids, Michigan plant that expires in 1998. The rental expense related to these leases amounted to $530,454 in 1996 and $405,536 in 1995. Rental expense for the Company's subsidiary in the United Kingdom was $617,000 in 1996.

     Minimum future lease obligations on capital and operating leases in effect at December 31, 1996 are as follows:

                                                              CAPITAL    OPERATING
                                                              -------    ---------
1997........................................................  $865,084   $1,607,263
1998........................................................   865,084    1,531,914
1999........................................................   648,813    1,415,674
2000........................................................         0    1,300,231
2001........................................................         0      901,022
Thereafter..................................................         0    2,262,155

7. EMPLOYEE BENEFITS AND COMPENSATION COMMITMENTS

     PENSION AND PROFIT-SHARING PLAN - The Company has a profit-sharing plan covering a majority of its employees who are not covered by the defined contribution plan. The plan provides for contributions determined at the Board of Directors' discretion from current or accumulated net income. Contributions are allocated on the basis of salaries and are funded as accrued.

     STOCK OPTIONS - During 1995, the Company issued options to employees to purchase shares of common stock at an exercise price of $61. No new options were issued in 1996. The exercise price represents management's estimate of fair market value of the shares at the date of issuance of the option. At December 31, 1996, options outstanding and exercisable totaled 22,668 shares.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

7. EMPLOYEE BENEFITS AND COMPENSATION COMMITMENTS -- (CONTINUED)
     The following table summarizes the activity related to the Company's stock option plans:

                                                                                WEIGHTED
                                                                NUMBER OF        AVERAGE
                                                                 OPTIONS     PRICE PER SHARE
                                                                ---------    ---------------
Outstanding at January 1, 1994..............................     20,812          $24.01
                                                                 ======          ======
  Granted...................................................      1,000          $49.00
                                                                 ------          ------
  Exercised.................................................         --
  Forfeited.................................................         --
Outstanding at December 31, 1994............................     21,812          $25.15
                                                                 ======          ======
  Granted...................................................      5,556          $61.10
  Exercised.................................................         --
  Forfeited.................................................         --
Outstanding at December 31, 1995............................     27,368          $32.45
                                                                 ======          ======
  Granted...................................................         --
  Exercised.................................................      4,700           24.40
  Forfeited.................................................         --
Outstanding at December 31, 1996............................     22,668          $34.12
                                                                 ======          ======

CHANGE IN CONTROL AGREEMENT -- LONG TERM INCENTIVE PLAN

     Certain key management are included in a long term incentive plan. The plan provides for payments upon the occurrence of an initial public offering, sale of all or substantially all of the Company's stock or sale of all or substantially all of the Company's assets. Payment is based upon a formula specified in the plan.

8. LITIGATION AND CLAIMS

     The Company is subject to various legal and regulatory proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of any liability which may result with respect to these actions will not materially affect the financial position of the Company.

     Additionally, the Company is under investigation by the Ohio Environmental Protection Agency ("OEPA") for possible violations of environmental emission standards and permitting regulations at its Ohio facility. The Company is in the process of providing the information requested by the OEPA and is taking the necessary steps to comply with the regulations. At this point, no fines and penalties have been assessed against the Company. However, based on current information, management believes that the results of the investigation will not materially affect the financial position of the Company.

9. ACQUISITIONS

     During 1996, the Company acquired Clearplas, Ltd. (Clearplas) and Materias Plasticas, S.A. (MaP). Both companies are automotive suppliers specializing in injection molding, painting and assembly. The results of operations for Clearplas and MaP are included in the Consolidated Statement of Income beginning May 1 and November 1, respectively. These acquisitions were accounted for using the purchase method. At December 31, 1996, Other Long-Term Obligations include $1.7 million, representing the present value of deferred payments for the acquired shares from one of these acquisitions.

                      KEY PLASTICS, INC. AND SUBSIDIARIES

9. ACQUISITIONS -- (CONTINUED)
     The Company acquired MaP pursuant to an agreement which provided for the Company's acquisition of 38% of the voting stock of the Company and an option to purchase all of the remaining shares of MaP. Commencing in 1996, the agreement gives the Company significant operational control, including the appointment of a majority of the Board of Directors, appointment of the general manager and the ability to influence significant operational decisions. The option is subject to MaP meeting certain performance criteria during 1998, with payment of the purchase price for the option and the 38% to occur in 1999.

     Prior to the acquisition, the Company had operated a joint venture with MaP which began during 1993. The joint venture allowed the Company to establish a base in Europe and transfer certain technologies it had developed to MaP. During 1995 the Company loaned MaP approximately $300,000 in cash. Additionally, during 1996 and 1995, the Company recognized royalties related to the provision of technical, sales and management support of approximately $1,600,000 and $400,000, respectively. During 1996 and 1995, the Company sold products totaling approximately $1,400,000 and $400,000, respectively, of products to MaP for finishing and sale to customers in Portugal.

10. SEGMENT DATA

     The Company is a global supplier of highly engineered plastic components for the automotive industry. Its comprehensive plastics manufacturing capabilities include design and engineering, high-precision injection molding, automated manufacturing and assembly, plastic painting and material and product testing. The Company conducts manufacturing and painting operations from eleven facilities in North America and two facilities in Europe. All of these activities constitute a single business segment. Prior to 1996, nearly all of the Company's operations and assets were within North America.

     Financial information summarized by geographic area is as follows:

                                                                  1996
                                                                  ----
Net Sales:
  North America.............................................  $187,636,306
  Europe....................................................    29,450,329
                                                              ------------
                                                              $217,086,635
                                                              ============
Operating Income:
  North America.............................................  $ 21,706,703
  Europe....................................................       555,594
                                                              ------------
                                                              $ 22,262,297
                                                              ============
Identifiable Assets:
  North America.............................................  $150,147,448
  Europe....................................................    43,056,894
                                                              ------------
                                                              $193,204,342
                                                              ============

                      KEY PLASTICS, INC. AND SUBSIDIARIES

11. FINANCIAL STATEMENT REVISIONS RELATED TO PRIOR YEAR'S

     Certain adjustments have been made to prior periods to correct errors in previously reported amounts.

     The balance sheet at December 31, 1994 had previously included at full value, approximately $900,000 of uncollectible accounts receivable for which no provision was established and excluded certain accrued liabilities totaling approximately $200,000. A portion of the uncollectible accounts receivable had been subsequently written off in 1995. Previously issued financial statements for 1995 and 1994 have been restated to reflect the above matters, as follows:

                                                              RESTATED                PREVIOUSLY
                                                               AMOUNT    ADJUSTMENT   PRESENTED
                                                              --------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
1995:
  Accounts receivable, net..................................  $ 29,406    $  (300)     $ 29,706
  Total current assets......................................    52,640       (300)       52,940
  Total assets..............................................   126,090       (300)      126,390
  Accrued liabilities.......................................       865        200           665
  Total current liabilities.................................    43,587        200        43,387
  Total shareholders' deficit...............................    20,875        500        20,375
  Total liabilities and shareholders' deficit...............   126,090       (300)      126,390
  Cost of sales.............................................   141,707       (600)      142,307
  Net income................................................     7,080        600         6,480
  Net income per common share...............................    $21.18      $1.79         $19.39
1994:
  Accounts receivable, net..................................    28,669       (900)       29,569
  Accrued liabilities.......................................       682        200           482
  Total shareholders' deficit...............................    23,427      1,100        22,327
  Cost of sales.............................................   158,052      1,100       156,952
  Net income................................................     8,569     (1,100)        9,669
  Net income per common share...............................    $25.42      $(3.26)       $28.68

12. SUBSEQUENT EVENTS

     On February 19, 1997 the Company commenced an offer to purchase its 14% Senior Notes due 1999 (the "Old Notes"). Concurrently, the Company is in the process of offering, in a private placement, New Senior Subordinated Notes with a face amount of $125 million (the "New Notes"). Simultaneously, the Company expects to enter into a new $140 million Senior Credit Facility. The proceeds from the New Notes are expected to approximate $121 million. The Company expects that proceeds from the New Notes together with borrowings under the Senior Credit Facility will be used to repurchase a portion of the Old Notes and repay indebtedness under its existing credit facility and certain other obligations.

     On March 19, 1997, $40,135,000 of the Old Notes had been validly tendered and not withdrawn pursuant to the Tender Offer. The premium related to the repurchase of the Old Notes and the consent fees in the aggregate will be $4,436,650 and the write-off of unamortized debt issuance costs related to the Tender Offer will be $1,167,000.

     During January 1997, the Company declared and paid approximately $733,000 in dividends to satisfy shareholders' income tax obligations.

                                  * * * * * *

No person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities other than the securities to which it relates. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation is unlawful.

                                TABLE OF CONTENTS


Page
Prospectus Summary...............................   1
Risk Factors.....................................   7
The Exchange Offer...............................  13
Use of Proceeds..................................  20
Capitalization...................................  20
Selected Consolidated Financial Data.............  21
Business.........................................  23
 Management's  Discussion
   and Analysis of Financial Condition
   and Results of Operations.....................  31
Security Ownership of Certain
  Beneficial Owners and
  Management.....................................  37
Description of Notes.............................  39
Plan of Distribution.............................  64
Legal Matters....................................  65
Experts  ........................................  65
Index to Consolidated Financial Statements....... F-1














                                  $125,000,000

                               KEY PLASTICS, INC.


                           10 1/4% SENIOR SUBORDINATED
                            NOTES DUE 2007, SERIES B








                                 --------------
                                   PROSPECTUS
                                  July 7, 1997
                                 --------------